EXECUTION VERSION

LABOPHARM EUROPE LIMITED

&

PURDUE PHARMA PRODUCTS L.P.

EXCLUSIVE LICENSE AGREEMENT

(UNITED STATES)

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to royalties, product specific information and other confidential commercial terms.

TABLE OF CONTENTS

1. DEFINITIONS....6

2. LICENSE....12
   - 2.1 Grant....12
   - 2.2 Subcontractors....12
   - 2.3 Use Of Affiliates....13
   - 2.4 Records....13
   - 2.5 Licensed Product Trademark(s) License....13
   - 2.6 Restrictions....15

3. RESPONSIBILITIES OF PURDUE....15
   - 3.1 Purdue Covenants....15

4. PURDUE'S REPRESENTATIONS AND WARRANTIES....18
   - 4.1 Representations and Warranties....18

5. COMMERCIALIZATION OF THE LICENSED PRODUCT....19
   - 5.1 Commercialization Generally....19
   - 5.2 Alliance Managers....19
   - 5.3 Joint Marketing Team....20
   - 5.4 Marketing Plan....20
   - 5.5 Pre-Launch Activities....21
   - 5.6 Commercial Launch....23
   - 5.7 Post-Launch Commercialization....23
   - 5.8 Product Sales....24
   - 5.9 Customer Support....24

6. CO-PROMOTION....25
   - 6.1 LEL Co-Promotion Rights....25

7. MANUFACTURE & SUPPLY....26
   - 7.1 Manufacturing....26
   - 7.2 Technology Transfer....27
   - 7.3 Contramid®....27
   - 7.4 Quality Agreement....27
   - 7.5 Supply Agreement....27
   - 7.6 Supply Chain Integrity....27

8. THE CLOSING....27
   - 8.1 Closing Date....27
   - 8.2 Delivery....27
   - 8.3 Conditions to Obligations of PURDUE....28
   - 8.4 Conditions to Obligations of LEL....28

9. RESPONSIBILITIES OF LEL. 28
- 9.1 Licensed Product Development and Clinical Trials. 28
- 9.2 Registration and Regulatory Approval. 29
- 9.3 LEL's Representations and Warranties. 29
- 9.4 LEL Covenants 30

10. ROYALTIES AND OTHER PAYMENTS. 31
- 10.1 Up-front Payment. 31
- 10.2 Milestone Payments 31
- 10.3 Royalty Payments. 33
- 10.4 Timing of Payments. 33
- 10.5 Methods of Payment. 33
- 10.6 Records Retention. 33
- 10.7 Payment and Other Audits. 34
- 10.8 Status of Inventory of Licensed Product 36
- 10.9 Taxes. 36

11. INTELLECTUAL PROPERTY. 37
- 11.1 LEL. 37
- 11.2 PURDUE 37

12. PATENT PROSECUTION AND MAINTENANCE 37
- 12.1 LEL Patents 37
- 12.2 PURDUE Patents 37

13. PATENT ENFORCEMENT 38
- 13.1 Notice 38
- 13.2 Procedure 38
- 13.3 Settlement 38
- 13.4 Awards 38
- 13.5 LEL Intellectual Property 38

14. (Redacted) 39
- 14.1 (Redacted) 39
- 14.2 (Redacted) 39
- 14.3 (Redacted) 39

15. INDEMNIFICATION AND LIMITATION OF LIABILITY. 39
- 15.1 Indemnification 39
- 15.2 Indemnification Obligations of PURDUE 39
- 15.3 Indemnification Obligations of LEL 40
- 15.4 Product Liability 40
- 15.5 Procedure. 41
- 15.6 Limitation of Liability 44
- 15.7 Notification of Defects 44
- 15.8 Insurance Coverage 44

16. GOVERNMENT BODY AND OTHER INQUIRIES. 44

17. RECALLS. 45

18. CONFIDENTIALITY 45
- 18.1 Confidential Information. 45
- 18.2 Exceptions. 46
- 18.3 Remedies. 46
- 18.4 Return of Confidential Information. 47
- 18.5 Unauthorized Use. 47
- 18.6 Exclusive Property. 47

19. TERM & TERMINATION OF AGREEMENT. 47
- 19.1 Term. 47
- 19.2 Termination for Cause. 47
- 19.3 Termination for Bankruptcy. 48
- 19.4 Occurrence of Serious Safety Event. 48
- 19.5 Closing Conditions Not Satisfied. 48
- 19.6 Effects of Termination. 49
- 19.7 General 51

20. PROVISIONS. 51
- 20.1 Assignment. 51
- 20.2 Disputes. 51
- 20.3 Severability. 52
- 20.4 Entire Agreement. 52
- 20.5 Expenses. 52
- 20.6 Further Assurances. 53
- 20.7 Non-Waiver. 53
- 20.8 Exemption. 53
- 20.9 Notices. 53
- 20.10 Force Majeure. 54
- 20.11 Public Announcements and Publications. 54
- 20.12 Governing Law. 55
- 20.13 Currency. 55
- 20.14 Language. 55
- 20.15 Descriptive Headings. 55
- 20.16 Interpretation. 55
- 20.17 Counterparts. 56
- 20.18 Independent Contractors. 56
- 20.19 Non-Solicitation of Employees. 57

LABOPHARM EUROPE LIMITED & PURDUE PHARMA PRODUCTS L.P.

EXCLUSIVE LICENSE AGREEMENT

THIS AGREEMENT made as of the 12th day of August, 2005;

BETWEEN:

LABOPHARM EUROPE LIMITED,

an Irish corporation having its place of business at:
5 The Seapoint Building, 45 Clontarf Road, Dublin 3, Ireland
("LEL")

AND

PURDUE PHARMA PRODUCTS L.P.

a newly formed company, having its place of business at One Stamford Forum, 201 Tresser Boulevard, Stamford, CT 06901 USA
("PURDUE")

WHEREAS LEL is an international pharmaceutical company specializing in the development and commercialization of drugs using its proprietary advanced controlled-release technology; and

WHEREAS LEL possesses the intellectual property rights relating to a certain pharmaceutical product (the Licensed Product, as defined below) for the Territory; and

WHEREAS LEL wishes to have the Licensed Product manufactured, packaged and Distributed (as defined below) throughout the Territory by means of an exclusive licensee in accordance with the terms and conditions set forth herein (subject to LEL's co-promotion rights as described herein); and

WHEREAS Purdue Pharma L.P., of which PURDUE is a wholly-owned subsidiary, has developed considerable expertise in respect of the manufacturing, packaging and Distribution of pharmaceutical products throughout the Territory, and will ensure that PURDUE has the ability and desire to become responsible for the manufacturing, packaging and Distribution of the Licensed Product on an exclusive basis throughout the Territory, in accordance with the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and premises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the parties agree as follows:

1. DEFINITIONS

For the purposes of this Agreement, the following terms will have the following meanings ascribed thereto:

(a) "Affiliate" will mean as to any Party, any person, firm, trust, partnership, corporation, company or other entity or combination thereof, which directly or indirectly (i) controls a Party, (ii) is controlled by a Party or (iii) is under common control with a Party. The terms "control" and "controlled" mean ownership of 50% or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such person, firm, trust, partnership, corporation, company or other entity or combination thereof or the power to direct the management of such person, firm, trust, partnership, corporation, company or other entity or combination thereof;

(b) "Alliance Manager" will have the meaning set forth in Section 5.2;

(c) "Applicable Laws" will mean any and all laws, rules, standards, guidelines, common law, judgments, orders, decrees, statutes, ordinances, regulations and government policies relating to the manufacture, packaging, use, and Distribution of the Licensed Product in the Territory;

(d) "Approved Subcontractor" will mean a non-Affiliate third party approved by LEL, such approval not to be unreasonably withheld, which PURDUE may retain to perform some of PURDUE'S responsibilities hereunder regarding the Licensed Product in the Territory as set forth herein;

(e) "Authorized Generic" means any product that includes an active ingredient that is the same as the active ingredient in the Licensed Product NDA, including but not limited to, any product which is submitted for regulatory approval through a drug application through Section 505(b)(2) or 505(j) of the Federal Food, Drug and Cosmetic Act or covered by the Licensed Product NDA or a separate 505(b)(1) application based on a right-of-reference from PURDUE, when (i) packaged and sold without the Licensed Product Trademark, (ii) the sale thereof in the Territory is authorized and licensed by PURDUE, and (iii) it is therapeutically equivalent to the Licensed Product as that term is defined in the Orange Book and applicable FDA regulations;

(f) "Closing" and "Closing Date" will have the respective meanings given such terms in Section 8.1;

(g) "Confidential Information" of a Party will mean any information disclosed by one Party or its Affiliates or representatives to another, whether in

writing, orally, in video or electronic form or in the form of samples or materials, (i) which is designated confidential at the time of disclosure, whether orally or in writing, or (ii) which should be considered confidential by its nature and the circumstances surrounding its disclosure, including without limitation information concerning the other Party's business, technology, products, proposed new products, product costs, product prices, finances, marketing plans, business opportunities, research, development or know-how which is confidential and proprietary to the other Party and is not generally known to the public, including any information or reports the receiving party may generate and the terms of this Agreement;

(h) "Contract Year" means each successive twelve calendar month period during the term of this Agreement. The first Contract Year will begin on the date of the Launch of the Licensed Product in the Territory and end on December 31st of that year. The last Contract Year will end on the day the Agreement expires or is terminated;

(i) "Contramid®" means LEL's proprietary chemically modified high-amylose starch used in the formulation of the Licensed Product;

(j) "DEA" means the United States Drug Enforcement Administration, or any successor agency with responsibilities comparable to those of the United States Drug Enforcement Administration;

(k) "Distribute(s)", "Distribution", "Distributed" or "Distributing" will mean market, advertise, promote, offer to sell and sell;

(l) "Effective Date" means the date first set forth above;

(m) "FDA" means the U.S. Food and Drug Administration, or any successor agency with responsibilities comparable to those of the U.S. Food and Drug Administration;

(n) "GMP" will mean the guidelines of good manufacturing practices determined by the FDA, in the then current version and as set forth in Title 21 of the C.F.R., Parts 210 and 211, as amended from time to time, and all other Applicable Laws to the manufacture of the Licensed Product that are in effect at the time and place of manufacture of the Licensed Product;

(o) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(p) "Incorporating Jurisdiction" means the legal jurisdiction in which a Party is incorporated or formed;

(q) "Infringing Product" will mean a product which infringes the LEL Intellectual Property rights, PURDUE Intellectual Property rights, and/or Licensed Product Patents;

(r) "Initial Launch Quantities" means the initial Licensed Product launch quantities, set forth in the Supply Agreement that will satisfy PURDUE's Licensed Product and samples requirements for a 6 month period after Launch and enable PURDUE to adequately stock the Trade with the Licensed Product;

(s) "Joint Marketing Team" will have the meaning set forth in Section 5.3;

(t) "Launch" means the first commercial sale of the Licensed Product in the Territory by PURDUE or its Affiliates;

(u) "LEL Intellectual Property" will mean the LEL Patents together with any trade secrets, know-how, data, rights of reference, Confidential Information, unpatented inventions, copyrights, trademarks or other forms of industrial or any other intellectual property covering the Licensed Product owned or controlled by or on behalf of or licensed to LEL in the Territory;

(v) "LEL Patents" will mean the Patents set forth in Schedule B as finalized prior to Closing;

(w) "LEL Sales Team" will be as defined in section 6;

(x) "Licensed Product" means the once daily tramadol solid oral dosage formulation in all dosage strengths, including 100 mg, 200 mg, and 300 mg, developed and owned by LEL and its Affiliates, using LEL'S Contramid® technology;

(y) "Licensed Product Manufacturing Process" will be the methodology for the manufacturing and production of Licensed Product in accordance with the terms and conditions of the Quality Agreement;

(z) "Licensed Product Patents" will mean the subset of LEL Patents and Purdue Patents relating only to the Licensed Product, and not to rights which may be licensed out to third parties for use in products other than the Licensed Product;

(aa) "Licensed Product Specifications" will mean detailed specifications and standards set for the manufacture, production, packaging and release of the Licensed Product in accordance with the terms and conditions of the Quality Agreement;

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(bb) "Licensed Product Trademarks" means the trademark(s) under which the Licensed Product is or will be marketed in the Territory, which will be appended hereto as Schedule D at the appropriate time after the Effective Date;

(cc) "Licensed Product NDA" means the New Drug Application (including all amendments and supplements to the application) which has been or will be filed with the FDA in respect of the Licensed Product;

(dd) "Marketing Plan" and "Annual Marketing Plan" will have the meaning set forth in Section 5.4;

(ee) "Net Sales" will mean the gross amount billed by PURDUE or an Affiliate of PURDUE for sales of the Licensed Product to an unrelated third party less:

(a) normal and customary discounts, including
(i) cash discounts,
(ii) discounts to managed care or similar organizations or government organizations,
(iii) rebates paid, credited, accrued or actually taken, including government rebates such as Medicaid charge backs or rebates,
(iv) retroactive price reductions, and
(v) commercially reasonable and customary fees paid to distributors (other than to a distributor that is an Affiliate of PURDUE), including wholesaler fees for vendor managed inventory agreements or fee for service agreements, pharmacy benefit management fees for services, or similar agreements,
(b) credits or allowances actually granted upon claims, rejections or returns of such sales of the Licensed Product, including recalls, regardless of PURDUE requesting such recalls,
(c) freight, postage, shipping and insurance charges paid for delivery of such Licensed Product, to the extent billed separately on the invoice, and
(d) taxes (other than taxes based on net income), duties or other governmental charges levied on or measured by the billing amount when included in billing, as adjusted for rebates, charge backs and refunds to the extent actually paid or allowed by the selling party.

Deductions to be made in accordance with subparagraphs (a) and (c) above will be effected by PURDUE to the extent that (i) they are specifically allocated to the sales of the Licensed Product and (ii) they are consistent with PURDUE's practices with respect to PURDUE's major products in the relevant country of the Territory. The foregoing will be

calculated in accordance with generally accepted accounting principles and consistent with the method used on PURDUE's major products;

(ff) "Orange Book" means the publication entitled "Approved Drug Products with Therapeutic Equivalence Evaluations" published by the United States Department of Health and Human Services;

(gg) "Party" means LEL or PURDUE and, when used in the plural, means LEL and PURDUE;

(hh) "Patent" or "Patents" will mean issued patents, unpublished patent applications, published patent applications, and continuation patent applications in the Territory, and any patent issuing therefrom, or any patents based thereon, as well as any continuing applications, continuations, continuations-in-part, divisions, re-examinations, re-issues, substitutes, renewals or extensions (including Supplementary Protection Certificates and patent term extensions) of any of the foregoing patent applications or patents, or related new patent applications in the Territory;

(ii) "PDE" means a primary detail with product presentation;

(jj) "Phase IV Studies" means post Regulatory Approval clinical studies related solely to the Licensed Product in the Territory;

(kk) "Proceeding" means any action, claim, suit or other legal proceeding;

(ll) "Purdue Intellectual Property" means Purdue Patents together with any trade secrets, know-how, data, Confidential Information, unpatented inventions, copyrights, trademarks, rights of reference or other forms of industrial or any other intellectual property covering the Licensed Product owned or controlled by or on behalf of or licensed to PURDUE in the Territory;

(mm) "Purdue Patents" means the Patents listed in Schedule A hereto as finalized prior to Closing;

(nn) "Quality Agreement" will mean the agreement which will be entered into by the Parties subsequent to the execution of this Agreement, governing the technical aspects of the manufacturing, packaging, production, quality complaints, adverse drug experience reports, and professional medical service inquiries of the Licensed Product, which will be appended hereto as Schedule E at the appropriate time after the Effective Date;

(oo) "Regulatory and Clinical Materials" means all documents, supporting materials and other materials relating to the Regulatory Application, any

Regulatory Approval or other matter required to be submitted to any Regulatory Authority in relation to the Licensed Product, including any IND, NDA and documents, supporting materials and other materials relating to labeling, any drug master file, investigators' brochures, clinical studies (including any Phase IV or post-approval clinical studies), safety data, adverse event reports, questionnaires, consultant reports, correspondence (including correspondence with any Regulatory Authority), batch reports, protocols, specifications, quality assurance, quality control, customer queries and any responses thereto, and any compilation or evaluations thereof, and question and answer scripts;

(pp) "Regulatory Application" means the applications submitted or to be submitted by LEL to the FDA seeking approval for the development, manufacture, testing, storage, transport, marketing, advertisement, promotion, sale, use, Distribution or other disposal of the Licensed Product in the Territory, including without limitation the Licensed Product IND and NDA;

(qq) "Regulatory Approval" means final approval of the Licensed Product and its labeling by the applicable Regulatory Authorities to manufacture and market the Licensed Product in the Territory;

(rr) "Regulatory Authority" means a governmental authority that has the authority over the manufacture, use, storage, import, export, clinical testing, transport, marketing, sale or Distribution of the Licensed Product in the Territory, including without limitation the FDA and DEA;

(ss) "SOPs" means standard operating procedures;

(tt) "Subcontractor(s)" means non-Affiliate third parties with whom either Party may contract to perform certain internal business functions of such Party as set forth in this Agreement;

(uu) "Supply Agreement" will mean the agreement which will be entered into by the Parties prior to the Closing Date, governing the supply arrangement between the Parties, providing inter alia for forecasting, ordering and shipping matters, which will be appended hereto as Schedule F at Closing;

(vv) "Term" has the meaning set forth in Section 19.1;

(ww) "Territory" means the United States of America, its territories and possessions.

(xx) "Trade" means wholesalers, chains, distributors, retailers, pharmacies, mail order pharmacies or any other classes of trade.

(yy) "Updated Sales Forecast" means the Licensed Product gross sales forecast for the current Contract Year as set forth in the Marketing Plan and Annual Marketing Plan.

2. LICENSE

2.1 Grant.

(a) **LEL Intellectual Property License.** Subject to the terms and conditions of this Agreement (including without limitation LEL's right to co-promote the Licensed Product in the Territory pursuant to Section 6), LEL hereby grants to PURDUE, and PURDUE hereby accepts, an exclusive license in the LEL Intellectual Property, to make, have made, package, import, export, use, Distribute, and have Distributed the Licensed Product in the Territory.

(b) **PURDUE Intellectual Property License.** Subject to the terms and conditions of this Agreement, PURDUE hereby grants to LEL a sole license in the PURDUE Intellectual Property to make, have made, package, import, export, use, Distribute and have Distributed the Licensed Product in the Territory in accordance with the terms of this Agreement.

2.2 Subcontractors.

Either Party will be permitted to subcontract certain of its internal business functions associated with the commercialization of the Licensed Product, such as utilizing a contract sales force, ad agency, contract manufacturing services, contract Distribution services and contract safety services: provided, however, that (i) such Party will retain strategic control over the manufacture, packaging and Distribution of Licensed Product, (ii) such Party will remain fully liable and responsible to the other for all actions and/or omissions of its Subcontractors under this Agreement as though such actions and/or omissions were made by such Party itself; and, (iii) such Party will be solely responsible for the fees of, and any other payments to, each Subcontractor. Notwithstanding the foregoing, PURDUE will seek LEL's prior written consent to any proposed non-Affiliate sales force, manufacturing (other than Confab Laboratories Inc.), packaging, or analytical testing laboratory Subcontractor, such consent not to be unreasonably withheld. Notwithstanding the foregoing, LEL will seek PURDUE's prior written consent to any proposed non-Affiliate development, co-promotion (in accordance with Section 5.5(a)), sales force, manufacturing (other than Confab Laboratories Inc.), packaging, or analytical testing laboratory Subcontractor, such consent not to be unreasonably withheld. In no event will PURDUE be permitted to subcontract or sublicense primary responsibility for the commercialization of the Licensed Product in the Territory without the prior written consent of LEL. PURDUE will seek LEL's prior written consent before entering into a co-promotion, co-marketing or quid pro quo arrangement with an unrelated third party, such consent not to be unreasonably withheld.

2.3 Use Of Affiliates.

A Party may sublicense or subcontract to the extent permitted herein, and may subcontract its rights and obligations under this Agreement to an Affiliate (but only for so long as such person or entity remains an Affiliate). However, each Party is solely responsible for the performance of its obligations under the Agreement whether performed by itself or by others, including an Affiliate, and even if a Party uses an Affiliate to assist it in performing any of its obligations under the Agreement, the other Party will continue to look exclusively to such Party using such Affiliate for performance of such obligation.

2.4 Records.

In addition to the requirements set forth above, each subcontracting arrangement granted under this Agreement will provide that each Affiliate or Subcontractor undertaking any work under this Agreement agrees in writing to maintain financial, scientific, and other relevant books and records as required by Applicable Law and permit both PURDUE and LEL to review such relevant books and records and to visit such Affiliate's or Subcontractor's facilities, pursuant to the procedures set forth in Section 10.7, in order to observe that such Affiliate or Subcontractor is complying with all of the applicable terms of this Agreement.

2.5 Licensed Product Trademark(s) License.

(a) **Selection.** LEL and PURDUE will collaborate in the selection of trademark(s) and domain names for use in association with the Licensed Product in the Territory. Such trademark(s) and domain names will become part of the Licensed Product Trademark(s), and will be registered and maintained in the Territory by PURDUE. PURDUE will bear any expenses associated with the identification, selection and maintenance of such trademark(s) and domain names. LEL will promptly, upon request of PURDUE, provide to PURDUE such assistance as PURDUE may reasonably require in connection with applying for, obtaining, maintaining, registering, or renewing the Licensed Product Trademarks and domain names in the Territory.

(b) **Grant.** PURDUE hereby grants to LEL a non-exclusive license to use the Licensed Product Trademark(s). LEL hereby grants to PURDUE a non-exclusive license to use the Contramid® Trademark in advertising and other marketing or promotional activities relating to the Licensed Product in the Territory.

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(c) **Permitted Use.** PURDUE and LEL will use the Licensed Product Trademark(s) and the Contramid® Trademark in association with the Licensed Product in accordance with the guidelines and standards of use provided by PURDUE and LEL, to one another in respect of their trademarks, from time to time.

(d) **Infringement.** The Parties will notify each other promptly of any suspected infringement or passing off or any pending or threatened litigation or other Proceeding concerning the Licensed Product Trademark(s) which may come to their attention. The Parties will consult as to a potential litigation strategy or strategies against the alleged infringer and will use reasonable efforts to terminate such alleged infringement without litigation. If PURDUE decides not to take action against the alleged infringement, LEL will have the right, but not the obligation, to bring an appropriate suit or action against such infringement, at its own cost. PURDUE agrees to cooperate in any such infringement action and agrees to execute all papers and perform such other acts as may be reasonably requested by LEL (including consent to be joined as nominal party plaintiff in such action). LEL will reimburse PURDUE for its out-of-pocket expenses including reasonable attorneys' fees, if any, for taking any action at the written request of LEL. LEL will have full right and authority to settle or otherwise consent to an adverse judgment in any such action or suit. Any amount recovered in any action or suit against a third party infringer will belong to the Party bringing such action.

(e) **Defense.** During the Term hereof, in the event that any claim or suit is made by a third party alleging that PURDUE's or LEL's use of the Licensed Product Trademarks in the Territory infringes such third party's trademark, LEL and PURDUE will consult in good faith to explore reasonable alternatives for avoiding such infringement claim or suit. PURDUE will indemnify and hold LEL harmless from and against any judgment, damage, liability, loss or expense (including attorney fees) resulting from such infringement claim or suit; provided that (i) LEL will promptly give notice to PURDUE of any such claim or suit, (ii) LEL will provide to PURDUE all information in LEL's possession regarding such claim or suit, (iii) LEL will provide to PURDUE such reasonable assistance as PURDUE may, from time to time, reasonably request, and (iv) PURDUE has the right, but not the obligation, to dispose of such claim or conduct the defense of such suit in its control and at its expense. If PURDUE elects not to dispose of a claim or defend a suit for which it is obligated to indemnify LEL pursuant to this Section, LEL may dispose of such claim or defend such suit. For purposes of LEL's conduct of the disposition or defense, PURDUE will furnish to LEL such reasonable assistance as LEL may need and reasonably request from time to time.

(f) **No Transfer.** Nothing in this Agreement will be deemed to in any way constitute any transfer or assignment by either Party of the Licensed Product Trademark(s) or Contramid® Trademark, as the case may be, to the other Party or to give the other Party any right, title or interest in or to the trademarks of the other Party, except as set forth in Section 2.5(b). LEL acknowledges that the Licensed Product Trademark(s) are and will remain the exclusive property of PURDUE, and any use by LEL of the Licensed Product Trademark(s) will accrue to the benefit of PURDUE. PURDUE may not transfer the Licensed Product Trademarks to a third party without LEL's consent. Pursuant to Section 19.6, upon termination of this Agreement, PURDUE will either retain the Licensed Product Trademark or transfer the Licensed Product Trademarks to LEL. PURDUE acknowledges that the Contramid® Trademark is and will remain the exclusive property of LEL, and any use by PURDUE of the Contramid® Trademark will accrue to the benefit of LEL.

2.6 Restrictions

(a) PURDUE will not knowingly, directly or indirectly, Distribute the Licensed Product for delivery to any location outside the Territory.

(b) PURDUE will not solicit orders for the Licensed Product, maintain any branch for marketing the Licensed Product, or keep any stock of the Licensed Product outside the Territory, except for any Licensed Product warehoused at a manufacturing facility located outside the Territory.

(c) PURDUE and its Affiliates will not, during the term of this Agreement, make or cause to be made or Distribute or cause to be Distributed another once-daily tramadol product for the Territory.

(d) LEL and its Affiliates will not, during the term of this Agreement, make or cause to be made or Distribute or cause to be Distributed another once-daily tramadol product for the Territory.

3. RESPONSIBILITIES OF PURDUE

3.1 Purdue Covenants. PURDUE agrees that during the term of this Agreement, it will:

(a) manufacture, package and Distribute, or cause to have manufactured, packaged and Distributed the Licensed Product in the Territory, in accordance with the terms and conditions hereof;

(b) cooperate and consult with LEL with respect to LEL's obligations under Section 9.2 to obtain the appropriate Regulatory Approval(s) (including without limitation the Licensed Product approval), and any necessary licenses or permits regarding the manufacturing, packaging and Distribution of the Licensed Product by PURDUE in the Territory;

(c) Launch the Licensed Product within 90 days after receipt of the Regulatory Approval by the FDA and other necessary Regulatory Authorities, in accordance with the terms and conditions hereof; provided, that the Initial Launch Quantities of the Licensed Product are available to PURDUE to Distribute;

(d) Distribute the Licensed Product in accordance with all Applicable Laws in the Territory, including without limitation federal and state laws;

(e) maintain adequate warehouse facilities and sufficient inventory of the Licensed Product to meet reasonable demand and ensure prompt service to customers of PURDUE within the Territory;

(f) act in a proper and businesslike manner in its manufacturing, packaging and Distribution of the Licensed Product in the Territory;

(g) not, at any time after the Effective date of this Agreement, and until the Agreement is terminated, in any manner whatsoever, be a party to or subject to any agreement in the Territory which would violate the terms of this Agreement;

(h) promptly pay to LEL all amounts due hereunder in accordance with the payment terms hereof;

(i) establish and maintain appropriate risk management and pharmacovigilence programs with respect to the Licensed Product in the Territory, in accordance with the Quality Agreement and all Applicable Laws;

(j) co-operate fully with LEL and PURDUE requirements for global safety reporting compliance concerning the Licensed Product as outlined in the Quality Agreement;

(k) be responsible for all managed care activities and securing reimbursement for the Licensed Product, including processing all rebates, price protection claims and payments to Medicaid, Medicare, PBMs (pharmacy benefit managers) and other payors under PURDUE's National Drug Code number for the Licensed Product;

(l) obtain listing for the Licensed Product on hospital formularies;

(m) maintain, defend and enforce the Licensed Product Patents pursuant to Section 13;

(n) be responsible, after the Licensed Product NDA is transferred to PURDUE, for listing all relevant Patents in the Orange Book, in accordance with Applicable Laws;

(o) within 14 days after the date of this Agreement, PURDUE will make all filings to be made in connection with the HSR Act. PURDUE will also cooperate with LEL with respect to all HSR Act filings that LEL has to make in connection with the contemplated transaction, and will pay all HSR Act filing fees of both parties associated therewith;

(p) Promptly inform LEL of any material and significant change in any of the representations or warranties of PURDUE set forth in Section 4.1 below during the intervening period between the Effective Date and the Closing Date;

(q) not represent itself as an agent of LEL for any purpose, unless required by law, nor pledge LEL's credit, or make any representations, warranties or guarantees with respect to the specifications, features or capabilities of the Licensed Product that conflict with the Licensed Product NDA;

(r) only make, have made, use, and Distribute the Licensed Product, and any materials used in connection with the Licensed Product, including any labeling, packaging, advertising or trademark use, in accordance with all Applicable Laws, and in accordance with the Licensed Product Manufacturing Process and Licensed Product Specifications all as set forth in the Quality Agreement;

(s) not, either during the Term of this Agreement or afterward, copy the Licensed Product or Contramid®, except as expressly provided for in this Agreement;

(t) obtain a guarantee of performance of its obligations hereunder from its parent company, Purdue Pharma L.P., in favor of LEL, and deliver such guarantee to LEL prior to Closing.

4. PURDUE'S REPRESENTATIONS AND WARRANTIES

4.1 **Representations and Warranties.** PURDUE hereby represents and warrants to LEL as follows:

(a) The recitals to this Agreement pertaining to PURDUE and Purdue Pharma L.P. are true and correct;

(b) PURDUE is a limited partnership duly organized and is validly subsisting and in good standing in all respects under the Applicable Laws of the Incorporating Jurisdiction and has limited partnership power and is duly licensed, registered and qualified to perform its obligations under this Agreement;

(c) PURDUE has legal right, full power and authority to execute, deliver and perform this Agreement;

(d) Except for the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder, PURDUE has obtained, or will use its reasonable and diligent efforts to obtain, any and all consents, approvals, licenses and/or authorizations of any governmental authority in the Territory required in connection with the valid execution of this Agreement;

(e) To the best of its knowledge and information the PURDUE Patents are not currently the subject of any Proceeding or threatened Proceeding, or any claim of infringement of the intellectual property rights of any third party;

(f) To the best of its knowledge, no other parties have any right, title, covenant or interest in or to the PURDUE Intellectual Property in the Territory for the Licensed Product, and no other party is infringing the PURDUE Intellectual Property in the Territory for the Licensed Product;

(g) This Agreement is legally binding upon PURDUE and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by PURDUE does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it;

(h) Except as set forth in Schedule A, PURDUE is the direct and exclusive owner of all PURDUE Patents and does not license such PURDUE Patents from any other party;

5. COMMERCIALIZATION OF THE LICENSED PRODUCT

5.1 Commercialization Generally.

Commercialization of the Licensed Product in the Territory will be the primary responsibility of PURDUE, and will be conducted in accordance with a commercialization process appropriate to the nature and potential of the Licensed Product, as agreed by the Joint Marketing Team. The Joint Marketing Team will plan, and PURDUE will execute, implement and fund such commercialization process. PURDUE will use commercially reasonable efforts to Launch the Licensed Product in the United States promptly after Regulatory Approval of the Licensed Product in the Territory, but in any event, no later than 90 days thereafter; provided, that the Initial Launch Quantities of the Licensed Product are available to PURDUE to Distribute. PURDUE further undertakes, at its own expense, to actively and diligently Launch and Distribute the Licensed Product throughout the Territory during the term of this Agreement. Such efforts will be as agreed by the Joint Marketing Team, and will in any event be no less than those efforts PURDUE would undertake for its own products with similar profit potential.

5.2 Alliance Managers.

Each of LEL and PURDUE will appoint one employee representative who possesses a general understanding of clinical, regulatory, manufacturing and marketing issues to act as its respective alliance manager for this relationship ("Alliance Manager"). Each of LEL and PURDUE may replace its respective Alliance Manager at any time upon written notice to the other. Any Alliance Manager may designate a substitute with due authority to temporarily perform the functions of that Alliance Manager. Each Alliance Manager will be charged with creating and maintaining a collaborative work environment between the parties. The Alliance Managers will meet and confer on a regular basis, as often as necessary but not less than once per calendar quarter, either in person or by teleconference, to discuss the status of the parties' alliance. Each Alliance Manager will also be responsible for:

(a) coordinating the relevant functional representatives of the parties in developing and executing strategies and plans for the Licensed Product in an effort to ensure consistency and efficiency within the Territory;

(b) providing a single point of contact for communication regarding seeking consensus both internally within the respective Party's organizations and together regarding key strategy and planning issues;

(c) identifying and raising cross-Party and/or cross-function disputes to the appropriate persons in a timely manner; and

(d) planning and coordinating: (i) cooperative efforts in the Territory; and (ii) internal and external communications with respect to the Licensed Product.

5.3 Joint Marketing Team.

The parties will form a Joint Marketing Team, composed of representatives from each Party, including each Party's Alliance Manager (the "Joint Marketing Team"), to plan and implement the commercialization of the Licensed Product. Each Party will have the right to all relevant information pertaining to the commercialization program, to participate in all strategy, sales and marketing meetings, and the development of the Marketing Plan and Annual Marketing Plans as set forth below. Each Party will promptly provide the Joint Marketing Team with all information that is relevant to the detailing and promotion of the Licensed Product. Disputes within the Joint Marketing Team will be first submitted to the Alliance Managers to resolve by good faith negotiations, if they are unable to resolve the issue within 10 days, then such issue will be submitted to the Chief Executive Officers for joint resolution by good faith negotiations. Any Joint Marketing Team issue relating to the development, implementation and execution of the Marketing Plan or Annual Marketing Plan that has not been resolved by the Chief Executive Officers within 30 days will be resolved by final decision of PURDUE; provided, however, if there are any changes to the number of prescriber PDEs set forth in Section 5.5(a) they must be jointly resolved by the Parties, and if the Parties are unable to resolve this issue, then the matter will be determined in accordance with the Dispute Resolution procedure hereunder set forth in section 20.2.

5.4 Marketing Plan.

Beginning immediately after the Closing Date, the Joint Marketing Team will develop a written marketing plan setting forth a detailed description of the strategies and business plan, including Updated Sales Forecasts, with respect to the Distribution of the Licensed Product in the Territory (the "Marketing Plan"). PURDUE will have primary responsibility for development, implementation and execution of the Marketing Plan and Annual Marketing Plan. The Marketing Plan will include, without limitation, planned sales training, staffing, detailing and call plans, pricing, convention and trade show attendance and advertising. No later than 120 days before the anticipated Launch of the Licensed Product, the Joint Marketing Team will provide both parties with the Marketing Plan. No later than 90 days before the anticipated Launch of the Licensed Product, PURDUE will provide LEL with the current Marketing Plan approved by PURDUE, and LEL will have the right to comment thereon. The Joint Marketing Team will keep both parties apprised of its strategies and business plan with respect to the Distribution of the Licensed Product in the Territory, and will report in writing regularly upon market conditions affecting the sale of the Licensed Product in the Territory, marketing initiatives, quarterly sales reports, and such other information as either Party may reasonably request. The Joint Marketing Team will also provide the parties with an

updated copy of the Marketing Plan at least 120 days prior to the beginning of each subsequent Contract Year during the term of this Agreement (the "Annual Marketing Plan"), and such plan will be approved and adopted by the parties as set forth above in Section 5.3. While it is anticipated that the Joint Marketing Team will meet and/or communicate frequently in order to oversee the Marketing Plan, it will confer formally no less than once every calendar quarter or more frequently as needed, either in person at a location to be mutually agreed upon, or by teleconference, to discuss the Marketing Plan, competitive market conditions, strategic changes in the marketplace and PURDUE's respective actions and planned responses thereto. Disputes between the parties regarding the Marketing Plan or any Annual Marketing Plan will be submitted to the Joint Marketing Team for resolution pursuant to Section 5.3.

5.5 Pre-Launch Activities.

PURDUE's commitment to fund and support the Licensed Product's pre-Launch activities will be appropriate to the nature, scope and potential of the Licensed Product to generate sales in the Territory based on the efforts PURDUE would undertake for its own products with similar profit potential. Without limiting the foregoing, pre-Launch activities will include at least:

(a) Detailed plans, budgets and timelines for appropriate expansion and training of the sales force (as necessary to accommodate the anticipated level of appropriate prescriber PDEs per year) in accordance with the final pre-Launch market projections. The Parties will use commercially reasonable efforts to have the size of the sales force after Launch reflect the effort recommended to maximize the profit potential of the Licensed Product, based on a final industry standard analysis report by a third party consultant to be completed no later than 6 months prior to Launch ("Analysis Report"). Additional Analysis Reports will be completed by August 31st of each of the next two Contract Years after the initial Contract Year. The Parties will mutually choose the third party consultant(s) to prepare the Analysis Report(s). LEL will have full access to such Analysis Report. (Redacted)

Should PURDUE be unable or unwilling to commit the sales force indicated in any of the Analysis Reports required

by this Section, LEL will have the right to bring in additional commercialization support, either alone or with the help of a third party, subject to PURDUE's right to consent to Subcontractors under Section 2.2. (Redacted)

(b) Prior to Licensed Product Launch, and thereafter on an annual basis, the Joint Marketing Team will agree upon (i) the number of prescriber PDEs needed for the following year, and (ii) the size of PURDUE's sales force and detail position necessary to permit PURDUE to fulfill its obligations under this Agreement.

(c) Market analysis activities, such as quantitative analysis on market uptake potential based on clinical characteristics of the Licensed Product, quantitative analysis of pricing, competitive intelligence, and other related activities.

(d) Market development activities, such as advocacy development, medical conferences, publications, public relations strategy, and development of clinical liaisons.

(e) Planning, conducting and funding of Phase IV Studies as appropriate and as required. LEL will be provided the opportunity to provide input regarding the design and protocols of such studies. Should such activities, in LEL's opinion, pose a reasonable likelihood of having a deleterious effect on LEL's global franchise for the Licensed Product, then PURDUE will not proceed and the parties will develop a mutually acceptable alternative plan. If PURDUE or LEL believes there may be a serious safety issue with respect to the Licensed Product, then either Party may, with full consultation with the other Party, conduct clinical studies and report such results to the FDA.

(f) Minimum budget commitments for pre-marketing activities and preliminary marketing allocations for the first 2 years post-Launch, consistent with those set for other PURDUE products of similar size and profit potential.

5.6 Commercial Launch.

(a) PURDUE will Launch the Licensed Product within the Territory within 90 days of Regulatory Approval of the Licensed Product in the Territory; provided, that the Initial Launch Quantities of the Licensed Product are available to PURDUE to Distribute.

(b) If PURDUE fails to Launch the Licensed Product in accordance with the requirements of Sections 5.1 and 5.6(a) of this Agreement, and such failure continues for a period of 60 days after written notice from LEL to PURDUE, then LEL will have the right, provided, that LEL is not in breach of this Agreement, to terminate this Agreement immediately upon notice to PURDUE, and PURDUE will be subject to the Effects of Termination set forth in Section 19.6 below. Thereafter, LEL will be free to manufacture, have manufactured, use and Distribute or have Distributed the Licensed Product in the Territory as it may see fit, and PURDUE and its Affiliates will not take any actions or make any omissions to prevent LEL therefrom; provided, that LEL is not in breach of this Agreement.

5.7 Post-Launch Commercialization.

After the Launch of the Licensed Product in the Territory, PURDUE will commercialize the Licensed Product using a level of diligence and resources appropriate to the Licensed Product, taking into account the sales and profitability potential of such Licensed Product. The Marketing Plan and each Annual Marketing Plan for the Licensed Product will reflect this level of diligence and resources PURDUE is hereby committing to use in the commercialization of the Licensed Product. PURDUE's post-Launch and ongoing commitment for support of the Licensed Product will include at least:

(a) monthly tracking of Licensed Product sales and marketing activities, including competitive market conditions and strategic changes in the marketplace;

(b) cause and effect analyses;

(c) recalibration and course correction of strategy as appropriate to maximize the commercial potential of the Licensed Product;

(d) all of the above information and analysis will be supplied regularly and promptly by PURDUE to the Joint Marketing Team and the Alliance Managers.

5.8 Product Sales.

(a) **Booking of Sales.** PURDUE will make and record all sales of Licensed Product in the Territory. PURDUE will maintain all responsibility for returns, charge-backs, and rebates on such sales, and solely control Distribution (except sampling by the LEL Sales Team if LEL elects to co-promote under Section 6) and pricing of Licensed Product in the Territory. PURDUE, through its wholesalers and Distribution system, will have in the Territory the sole right to (1) receive, accept and fill orders for Licensed Product, (2) Distribute the Licensed Product to customers, (3) control invoicing, order processing and collection of accounts receivable for Licensed Product sales, and (4) record Licensed Product sales in its books of account. PURDUE will determine, and the Annual Marketing Plan will include, commercial terms and conditions with respect to the Distribution of the Licensed Product, including matters such as the price at which the Licensed Product will be sold and whether any discounts, rebates or other deductions should be made, paid or allowed. PURDUE will arrange and be solely responsible for shipment, Distribution and delivery of the Licensed Product within the Territory.

(b) **Misdirected Orders.** If, for any reason, LEL receives orders for the Licensed Product, LEL will forward such orders to PURDUE (or if directed by PURDUE to PURDUE's wholesalers) as soon as practicable.

(c) **Product Returns.** If any quantities of the Licensed Product are returned to LEL, LEL will immediately notify PURDUE and ship them to the facility designated by PURDUE. LEL, at its option, may advise the customer who made the return that the Licensed Product should have been returned to PURDUE, but will take no other actions with respect to the return without PURDUE's consent. All returns of Samples used by the LEL Sales Team will first be returned to LEL and LEL will then ship returned Samples to PURDUE.

5.9 Customer Support.

PURDUE agrees that it is responsible for supporting all Licensed Product which it Distributes in the Territory. PURDUE's support for the Licensed Product will be consistent with the level of support it provides for its own or other products of a similar nature. PURDUE will maintain personnel sufficiently knowledgeable with respect to the Licensed Product to answer Subcontractor and other customer questions regarding the use of the Licensed Product. All significant issues and questions must be promptly reported to LEL or its designee in accordance with the Quality Agreement.

6. **CO-PROMOTION.**

6.1 **LEL Co-Promotion Rights.** LEL will co-promote the Licensed Product in the Territory, to neurologists and anesthesiologists, unless mutually agreed otherwise, on the following basis:

(a) LEL will have the right to withdraw from the co-promotion of the Licensed Product no later than 6 months prior to Launch, upon notice to PURDUE. In such event, LEL will have a final opportunity to exercise its co-promotion option no earlier than 12 months and no later than 24 months from the date of Launch, upon at least 6 months' notice to PURDUE.

(b) PURDUE will book all sales of the Licensed Product.

(c) LEL and PURDUE will agree on the size of the LEL Sales Team required to effectively Distribute the Licensed Product to the designated medical specialties, anticipated to be between 50 and 75 representatives (the "LEL Sales Team").

(d) The total sales force for the Licensed Product will be made up of both PURDUE sales representatives and LEL sales representatives, reporting to PURDUE and LEL district managers respectively. The LEL Sales Team will be under the direction of LEL at all times and will perform its duties in accordance with the Marketing Plan, the Annual Marketing Plan, the terms of this Agreement and Applicable Law.

(e) PURDUE will assist LEL in hiring the LEL Sales Team and will be fully responsible for the recruiting costs of such sales force hiring. PURDUE will also pay for the costs to train the LEL Sales Team to sell the Licensed Product. LEL will have the right to approve all LEL Sales Team hires. PURDUE will train and assist in the coordination of the LEL Sales Team to sell the Licensed Product on an ongoing basis post-Launch, as well as provide reasonable samples and promotional materials. (Redacted)

Compensation levels will be reevaluated annually.

(f) LEL will be involved in all key sales promotion meetings, as well as sales force training activities.

(g) If LEL is co-promoting the Licensed Product, LEL will have the option to co-promote at least one of PURDUE's appropriate other products as mutually agreed at the relevant time. (Redacted)

(Redacted)

Compensation levels will be reevaluated annually.

(h) The LEL Sales Team will co-promote the Licensed Product and such PURDUE product(s) for no less than 24 months. After 24 months, LEL will have the option to cease the co-promotion of any or all of such products, upon 6 months' notice to PURDUE.

(i) Reasonable quantities of samples, promotional materials and sales force training for the LEL Sales Team relating to the PURDUE product(s) will be provided by PURDUE without charge to LEL for the period that the LEL Sales Team promotes such PURDUE product(s).

(j) If a third party launches a generic product against the Licensed Product or the other PURDUE product LEL is co-promoting under this Section 6.1, then PURDUE may terminate LEL's right of co-promotion pertaining to such product.

(k) LEL's right of co-promotion under this Section 6 is non-transferable and may not be assigned to any third party or Subcontractor.

7. MANUFACTURE & SUPPLY.

7.1 Manufacturing. The parties acknowledge that LEL currently has manufacturing arrangements with third party manufacturers for the manufacturing and supply of the Licensed Product, and will maintain such arrangements in effect until PURDUE assumes responsibility for manufacturing, packaging, testing, and supply of the Licensed Product, which will be 18 months post Launch, provided that Confab Laboratories, Inc. is able to: supply Initial Launch Quantities in compliance with GMP, maintain GMP compliance pursuant to Regulatory Authority regulations; and maintain the ability to continue to supply the Licensed Product at all relevant times. Attached hereto as Schedule G is a copy of LEL's supply agreement with Confab Laboratories Inc., LEL's third party manufacturer. LEL will supply the Licensed Product to PURDUE pursuant to the Supply Agreement, providing inter alia for forecasting, ordering and shipping matters. PURDUE will be responsible for overseeing quality assurance pursuant to the Quality Agreement. (Redacted)

7.2 **Technology Transfer.** LEL will provide all reasonable and necessary assistance to facilitate PURDUE's ability to transfer the technology of manufacturing the Licensed Product to a suitable and fully qualified U.S. supplier, which will either be PURDUE, an Affiliate of PURDUE, or a qualified third party acceptable to LEL (which acceptance of such third party LEL will not unreasonably withhold), under appropriate intellectual property protection and technology transfer protocols (both to be agreed upon between the parties and appended hereto at the appropriate time). PURDUE will reimburse LEL for all out-of pocket-costs and expenses incurred in effecting such technology transfer.

7.3 **Contramid®.** LEL will supply PURDUE, (Redacted), with the quantities of Contramid® necessary to enable PURDUE or PURDUE's designated manufacturer to manufacture the Licensed Product, pursuant to purchase orders placed by PURDUE (or PURDUE's designated manufacturer) with LEL.

7.4 **Quality Agreement.** The Parties will use their best efforts to enter into a Quality Agreement within 90 days after the Effective Date that will be in compliance with each Party's SOPs and Applicable Law.

7.5 **Supply Agreement.** The Parties will use their best efforts to negotiate in good faith and enter into a Supply Agreement (Schedule F) with similar terms as the form annexed hereto as Schedule H, prior to the Closing Date.

7.6 **Supply Chain Integrity.** Purdue will be responsible for supply chain integrity, and LEL will provide reasonable assistance and will require the cooperation of Confab Laboratories, Inc. and its packager and analytical testing facility in agreeing to such security audits from time to time, as set forth in the Supply Agreement, Quality Agreement and Purdue's SOPs.

8. THE CLOSING

8.1 **Closing Date.** The closing of this exclusive license Agreement (the "Closing") will take place at 10:00 a.m. Eastern time, on the fifth business day following the expiration or termination of the applicable waiting period under the HSR Act and the satisfaction or waiver of all other conditions set forth in Sections 8.3 and 8.4 or at such other time, date and place as will be mutually agreed to by the Parties (such date of the Closing being hereinafter referred to as the "Closing Date").

8.2 **Delivery.** At the Closing, each Party will deliver or cause to be delivered to the other Party each of the items required by this Agreement to be delivered at Closing, appropriately executed in each case where execution is necessary.

8.3 **Conditions to Obligations of PURDUE.** The obligation of PURDUE to close this exclusive license Agreement is subject to the satisfaction on and as of the Closing of each of the following conditions (any of which may be waived by PURDUE, in whole or in part, in writing):

(a) Performance of Certain Obligations of LEL. LEL will have performed or complied with all obligations, conditions and covenants required to be performed by LEL under Sections 7.5, 9.1, 9.4(a), 9.4(c) and 9.4(d) of this Agreement at or prior to the Closing Date, and PURDUE will have received a certificate of LEL dated the Closing Date to such effect.

(b) Patent Schedules. Schedule B being finalized.

(c) HSR Act. The applicable waiting period under the HSR Act will have expired or been earlier terminated.

8.4 **Conditions to Obligations of LEL.** The obligation of LEL to close this exclusive license Agreement is subject to the satisfaction on and as of the Closing of each of the following conditions (any of which may be waived by LEL, in whole or in part, in writing):

(a) Performance of Certain Obligations of PURDUE. PURDUE will have performed or complied with all obligations, conditions and covenants required to be performed by LEL under Sections 7.5, 3.1(g), 3.1(o) and 3.1(p) of this Agreement at or prior to the Closing Date, and PURDUE will have received a certificate of LEL dated the Closing Date to such effect.

(b) Patent Schedules. Schedule A being finalized.

(c) HSR Act. The applicable waiting period under the HSR Act will have expired or been earlier terminated.

9. RESPONSIBILITIES OF LEL.

9.1 Licensed Product Development and Clinical Trials.

(a) From the Effective Date, LEL will be responsible for continuing the development of the Licensed Product and conducting the necessary clinical trials in order to obtain Regulatory Approval for the Licensed Product in accordance with Applicable Laws.

9.2 Registration and Regulatory Approval.

LEL will be responsible for obtaining, and will use commercially reasonable efforts to obtain, Regulatory Approval of the Licensed Product NDA in the Territory in accordance with Applicable Laws. LEL agrees to keep PURDUE fully informed of its progress in seeking Regulatory Approval, including providing PURDUE with copies of any and all correspondence between LEL and the FDA relating to the Licensed Product NDA. PURDUE will be permitted to provide consultation and advice to LEL throughout the registration process. Prior to Launch but after Licensed Product Regulatory Approval, LEL will transfer ownership of the Licensed Product NDA to PURDUE. Thereafter, during the term of this Agreement, PURDUE will be responsible for maintaining Regulatory Approval in the Territory. LEL will provide PURDUE with all data and support reasonably necessary for PURDUE's maintenance of such Regulatory Approval after Licensed Product NDA transfer to PURDUE.

9.3 LEL's Representations and Warranties.

LEL represents and warrants to PURDUE that:

(a) the recitals to this Agreement are true and correct;

(b) LEL has all necessary right, title and interest in and to the Licensed Product and has the right to appoint and license PURDUE as set forth herein;

(c) LEL has not granted to any other person any license or other right or covenant to sell the Licensed Product in the Territory;

(d) To the best of its knowledge and information the LEL Patents and the Licensed Product are not currently the subject of any Proceeding or threatened Proceeding, or any claim of infringement of the intellectual property rights of any third party;

(e) To the best of its knowledge, no other parties have any right, title, covenant or interest in or to the LEL Intellectual Property in the Territory for the Licensed Product, and no other party is infringing the LEL Intellectual Property in the Territory for the Licensed Product;

(f) LEL is a corporation duly incorporated, organized and validly subsisting and in good standing in all respects under the Applicable Laws of the Incorporating Jurisdiction and has the corporate power and is duly licensed, registered and qualified to perform its obligations under this Agreement;

(g) LEL has legal right, full power and authority to execute, deliver and perform this Agreement;

(h) Except for the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder, LEL has obtained, or will use its reasonable and diligent efforts to obtain, any and all consent, approval, license and/or authorization of any governmental authority in the Territory required in connection with the valid execution of this Agreement;

(i) This Agreement is legally binding upon LEL and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by LEL does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it;

(j) Except as set forth in Schedule B, LEL and/or its Affiliates is/are the direct and exclusive owner(s) of all LEL Patents and does not license such LEL Patents from any other party;

(k) LEL has disclosed to or made available to PURDUE all correspondence sent to or received from any Regulatory Authority, and memoranda of any telephone or in-person meetings with any Regulatory Authority which is related to or impacts on the Licensed Product;

(l) LEL does not know of any problems concerning the safety or efficacy of the Licensed Product (including any of its ingredients) or of any questions raised by any Regulatory Authority, that have not been disclosed to PURDUE and has informed PURDUE of all adverse drug reactions relating to the Licensed Product or its use known to LEL.

9.4 **LEL Covenants.** LEL agrees that it will:

(a) not, at any time after the Effective Date of this Agreement, and until the Agreement is terminated, in any manner whatsoever, be a party to or subject to any agreement in the Territory which would violate the terms of this Agreement;

(b) co-operate fully with LEL and PURDUE requirements for global safety reporting compliance concerning the Licensed Product as outlined in the Quality Agreement;

(c) within 14 days after the date of this Agreement, LEL will make all filings to be made in connection with the HSR Act. LEL will also cooperate with

NY2 - 429307.03

PURDUE with respect to all HSR Act filings that PURDUE has to make in connection with the contemplated transaction;

(d) Promptly inform PURDUE of any material and significant change in any of the representations or warranties of LEL set forth in Section 9.3 above during the intervening period between the Effective Date and the Closing Date;

(e) during the Term of the Agreement, not represent itself as an agent of PURDUE for any purpose, unless required by law, nor pledge PURDUE's credit, or make any representations, warranties or guarantees with respect to the specifications, features or capabilities of the Licensed Product that conflict with the Licensed Product NDA;

(f) during the Term of the Agreement, only co-promote the Licensed Product and the other PURDUE Product(s) pursuant to section 6.1(g), and any materials used in connection with such product(s), including any labeling, packaging, advertising or trademark use, in accordance with all Applicable Laws;

(g) be responsible prior to the Licensed Product NDA being transferred to PURDUE for listing the relevant patents in the Licensed Product NDA and Orange Book, in accordance with Applicable Laws;

(h) obtain a guarantee of performance of its obligations hereunder from its parent company, Labopharm, Inc., in favor of PURDUE, and deliver such guarantee to PURDUE prior to Closing.

10. ROYALTIES AND OTHER PAYMENTS.

10.1 Up-front Payment. In consideration for past work in respect of the Licensed Product, PURDUE will pay a non-refundable, non-creditable up-front payment of $20,000,000 to LEL within 10 days of the Closing Date.

10.2 Milestone Payments. As further consideration to LEL for the license granted to PURDUE under this Agreement, PURDUE will, upon the payment due date following the first occurrence of the milestone events set forth below, pay to LEL the following non-refundable, non-creditable development milestone payments:

(a) if the Licensed Product's final Regulatory Approval occurs prior to the launch of any other competing once daily tramadol product in the Territory, an approval milestone within 30 days after the date of the Regulatory Authority's final Regulatory Approval for marketing of the Licensed Product of:

(i) (Redacted) if such approval is on or before September 30, 2007;

(ii) (Redacted), if such approval is on or before September 30, 2008;

(iii) (Redacted), if such approval is on or before September 30, 2009;

(iv) (Redacted) if such approval is on or before September 30, 2010; or

(v) $0, if such approval is after September 30, 2010.

(b) if the Licensed Product's final Regulatory Approval occurs after the launch of any other competing once daily tramadol product in the Territory an approval milestone within 30 days after the date of the Regulatory Authority's final approval for marketing of the Licensed Product of:

(i) (Redacted) on or before March 31, 2007;

(ii) (Redacted), if such approval is on or before September 30, 2007;

(iii) (Redacted), if such approval is on or before September 30, 2008; or

(iv) $0, if such approval is after September 30, 2008.

(c) a one time only sales success milestone of (Redacted) 30 days after the end of the Contract Year in which Net Sales for the Licensed Product has reached (Redacted) in the Territory during such Contract Year.

(d) a one time only sales success milestone of (Redacted) 30 days after the end of the Contract Year in which Net Sales for the Licensed Product has reached (Redacted) in the Territory during such Contract Year.

(e) a one time only sales success milestone of (Redacted) 30 days after the end of the Contract Year in which Net Sales for the Licensed Product has reached (Redacted) in the Territory during such Contract Year.

(f) a one time only sales success milestone of (Redacted) 30 days after the end of the Contract Year in which Net Sales for the Licensed has reached (Redacted) in the Territory during such Contract Year.

(g) For the avoidance of doubt, the maximum aggregate amount of sales success milestones PURDUE would be obligated to pay LEL under Section 10.2(c)-(f) is (Redacted) if all of the Net Sales milestones are met under Section 10.2(c)-(f).

10.3 Royalty Payments.

PURDUE will pay LEL the following percentages of Net Sales earned on the Licensed Product, on a cumulative basis per Contract Year:

(a) For Net Sales up to (Redacted)

(b) For Net Sales greater than (Redacted) but less than or equal to (Redacted)

(c) For Net Sales greater than (Redacted) but less than or equal to (Redacted)

(d) For Net Sales greater than (Redacted)

10.4 Timing of Payments.

Royalties will be paid within 30 days of the end of each Contract Year quarter to which they pertain and the rate applied will be based on sales of Licensed Product throughout the Contract Year. For the fourth quarter of each Contract Year, the specified royalty rate will be applied to total Net Sales for such year and the royalty payment due to LEL will represent the total royalties owed for the Contract Year less the royalty payments made for the first three quarters of such Contract Year. Payments will be accompanied by a written Net Sales report for the relevant quarter.

10.5 Methods of Payment.

All payments will be made by wire transfer, check or other instrument approved by LEL in US dollars in the requisite amount to a bank account as LEL may from time to time designate. In the event that any payment due LEL is not paid when due, interest will accrue on any overdue amount and be charged against PURDUE at the rate of 2% more than the prime rate of interest per annum reported in The Wall Street Journal for the date on which such payment was due, or the maximum rate permitted by law, whichever is less. LEL reserves the right to withhold its performance if LEL has not been paid in accordance with the terms set forth herein.

10.6 Records Retention.

The Parties will keep complete and accurate records pertaining to the milestones and sales achieved, as well as the cost of goods and other expenses, for the Licensed Product and the number of PDEs performed by each of them with respect to the Licensed Product for a period of at least two Contract Years, or as required by law, after the year in which such activities occurred or sales were made, and in sufficient detail to permit the other Party to confirm the accuracy of the milestone and royalty payments made hereunder and

to confirm the accuracy of the expenses incurred and number of primary details performed hereunder, and to facilitate any recall of the Licensed Product.

10.7 Payment and Other Audits.

(a) LEL may demand, in its sole discretion, from time to time but no more than once each Contract Year, an audit of the relevant books and records of PURDUE in order to verify PURDUE's reports on the matters addressed in this Agreement. Upon no less than 10 business days' prior written notice to PURDUE, PURDUE will grant reasonable access to members of a nationally recognized independent public accounting firm selected by LEL and acceptable to PURDUE, which acceptance will not be unreasonably withheld, to the relevant books and records of PURDUE in order to conduct a review or audit thereof. Such access will be permitted during normal business hours. PURDUE will cooperate with such accounting firm and provide it access to all relevant records required in connection with such audit, provided that such audit would be limited to books and records from the previous two Contract Years. The audit will be complete only when such accounting firm reasonably confirms that the audit is complete. The accounting firm will report its final conclusions and calculations to LEL and PURDUE. In no event will the accounting firm disclose any information of PURDUE to LEL except to the extent necessary to verify PURDUE's reporting and other compliance with the terms of this Agreement and, at the request of PURDUE, such accounting firm will execute appropriate non-disclosure agreements prior to commencing any inspection. Except as otherwise provided in this Section 10.7, LEL will bear the full cost of the performance of any such audit. The accounting firm and LEL will endeavor to minimize disruption of PURDUE's normal business activities to the extent reasonably practicable.

(b) PURDUE may demand, in its sole discretion, from time to time but no more than once each Contract Year, an audit of the relevant books and records of LEL in order to verify LEL's reports on the matters addressed in this Agreement. Upon no less than 10 business days' prior written notice to LEL, LEL will grant reasonable access to members of a nationally recognized independent public accounting firm selected by PURDUE and acceptable to LEL, which acceptance will not be unreasonably withheld, to the relevant books and records of LEL in order to conduct a review or audit thereof. Such access will be permitted during normal business hours. LEL will cooperate with such accounting firm and provide it access to all relevant records required in connection with such audit,; provided that such audit would be limited to books and records from the previous two Contract Years. The audit will be complete only when such accounting firm reasonably confirms that the audit is complete.

The accounting firm will report its final conclusions and calculations to PURDUE and LEL. In no event will the accounting firm disclose any information of LEL to PURDUE except to the extent necessary to verify LEL's reporting and other compliance with the terms of this Agreement and, at the request of LEL, such accounting firm will execute appropriate non-disclosure agreements prior to commencing any inspection. Except as otherwise provided in this Section 10.7, PURDUE will bear the full cost of the performance of any such audit. The accounting firm and PURDUE will endeavor to minimize disruption of LEL's normal business activities to the extent reasonably practicable.

(c) If, as a result of any audit of the books and records of PURDUE, it is shown that PURDUE's payments to LEL under this Agreement with respect to the period of time audited were less than the amount that should have been paid hereunder by more than $50,000, then PURDUE will, within 20 business days after LEL's demand therefor, either pay to LEL the amount of such shortfall plus interest thereon or proceed to the dispute resolution mechanism set forth below in Section 10.7(e). Such interest will be calculated from the date such amount was due until the date such amount is actually paid, at the rate of 2% over the prime rate of interest per annum reported in The Wall Street Journal for the date such amount was due and will continue to accrue during any resolution of dispute regarding payment hereunder. In addition, PURDUE will reimburse LEL for its out-of-pocket costs and expenses incurred in connection with the audit if it is determined that there was underpayment during the audit period of more than 5% (including, without limitation, fees of attorneys, accountants and other professionals).

(d) If, as a result of any audit of the books and records of LEL, it is shown that LEL's payments or expenses charged to PURDUE under this Agreement with respect to the period of time audited had a variance of more than $50,000 of the amount that should have been paid or expensed hereunder, then LEL will, within 20 business days after PURDUE's demand therefor, either pay to PURDUE the amount of such shortfall plus interest thereon or proceed to the dispute resolution mechanism set forth below in Section 10.7(e). Such interest will be calculated from the date such amount was due or incorrectly charged until the date such amount is actually paid, at the rate of 2% over the prime rate of interest per annum reported in The Wall Street Journal for the date such amount was due or incorrectly charged, and will continue to accrue during any resolution of dispute regarding payment hereunder. In addition, LEL will reimburse PURDUE for its out-of-pocket costs and expenses incurred in connection with the audit if it is determined that there was underpayment or overpayment of expenses during the audit period of more than 5%

(including, without limitation, fees of attorneys, accountants and other professionals).

(e) In the event that the Parties do not agree on the amount of overpayment or underpayment, within 20 business days, each Party will select and pay the costs of its selected independent public accounting firm; such accounting firms will execute appropriate non-disclosure agreements and will meet and discuss the amount in dispute and other related matters within 10 business days thereafter. If such independent public accounting firms cannot agree on a resolution mutually agreeable to the Parties within the allotted time, such independent public accounting firms will, within 10 business days thereafter, appoint a third independent public accounting firm. Such accounting firms will execute appropriate non-disclosure agreements, which will resolve the issue within 15 business days after its selection and the parties will equally share the costs of such third accounting firm. The recommendation of the third independent public accounting firm will be final and binding upon the parties. A judgment on such firm's disposition may be entered in any court having jurisdiction over either of the Parties. In addition, if in the final disposition of such matter, a Party is determined to have underpaid (or overstated its expenses in the case of LEL) the amount which should have been paid to the other Party pursuant to this Agreement by more than 5% with respect to the period in question as a result of incorrect reporting or calculation, then such underpaying (or overstating in the case of LEL) Party will reimburse the other Party for its out-of-pocket costs and expenses incurred in connection with resolving such matter (including, without limitation, fees of attorneys, accountants and other professionals).

10.8 Status of Inventory of Licensed Product. PURDUE will provide LEL's independent auditors with access to information relevant to the determination of the status of supplies of the Licensed Product in PURDUE's supply chain sufficient for, and for the sole purpose of, allowing LEL to satisfy its independent auditors that royalty or other payments hereunder are in compliance with Applicable Laws.

10.9 Taxes.

All payments due by PURDUE to LEL will be net of any duties, excise, import, export, withholding or other tax. PURDUE agrees to provide to LEL any and all information relating to such taxes reasonably requested by LEL in connection with LEL's obligations to taxing authorities, such information to include, without limitation, official receipts issued to PURDUE by appropriate taxing authorities.

11. INTELLECTUAL PROPERTY.

11.1 LEL.

(a) LEL will retain ownership of all LEL Intellectual Property.

(b) PURDUE hereby acknowledges and agrees that the LEL Intellectual Property is the property of LEL and/or its Affiliates and licensors, and PURDUE will use the LEL Intellectual Property only in accordance with the licenses granted herein.

(c) PURDUE further agrees not to claim for itself any right, title, covenant, or interest in or to any of the LEL Intellectual Property except for the rights granted under this Agreement, nor to challenge in any manner LEL's rights thereto.

11.2 PURDUE.

(a) PURDUE will retain ownership of all PURDUE Intellectual Property.

(b) LEL hereby acknowledges and agrees that the PURDUE Intellectual Property is the property of PURDUE and/or its Affiliates and licensors, and LEL will use the PURDUE Intellectual Property only in accordance with the licenses granted herein.

(c) LEL further agrees not to claim for itself any right, title, covenant, or interest in or to any of the PURDUE Intellectual Property except for the rights granted under this Agreement, nor to challenge in any manner PURDUE's rights thereto.

12. PATENT PROSECUTION AND MAINTENANCE.

12.1 LEL Patents. LEL will have full responsibility for (including costs), and will control the preparation and prosecution of, all LEL patent applications and the maintenance of all LEL Patents in the Territory. LEL will keep PURDUE informed as to the status of the LEL Patents covering the Licensed Product throughout the Term of this Agreement.

12.2 PURDUE Patents. PURDUE will have full responsibility for (including costs), and will control the preparation and prosecution of, all PURDUE patent applications and the maintenance of all PURDUE Patents in the Territory. PURDUE will keep LEL informed as to the status of the PURDUE Patents covering the Licensed Product throughout the Term of this Agreement.

13. PATENT ENFORCEMENT.

13.1 Notice. If, at any time on or after the Effective Date, either Party becomes aware of any infringement or threatened infringement of the LEL Intellectual Property or the Licensed Product Patents or any unfair competition, inappropriate or unauthorized use, disparagement or other tortious act by any third party in relation to the Licensed Product, then the Party having such knowledge will give prompt notice thereof to the other Party.

13.2 Procedure. PURDUE will have the right and the responsibility, using counsel reasonably acceptable to LEL, to use commercially and legally reasonable efforts to enforce and defend the Licensed Product Patents in the Territory against any person that may be infringing the Licensed Product Patents in such manner as may materially reduce the commercial potential of the Licensed Product, including initiating an appropriate Proceeding or threatening to initiate an appropriate Proceeding to prevent or eliminate the infringement of such Licensed Product Patents with regard to any Infringing Product, or the unfair competition, inappropriate or unauthorized use, disparagement or other tortious act by any third party in relation to the Licensed Product in the Territory. The costs and expenses of any such action (including reasonable fees of attorneys and other professionals) will be shared equally by the Parties. Each Party will execute all necessary and proper documents, take such actions as will be appropriate to allow PURDUE to institute and prosecute such Infringement actions and will otherwise cooperate in the institution and prosecution of such actions (including consenting to being named as a nominal party thereto). LEL agrees to cooperate with PURDUE, if and to the extent reasonably requested by PURDUE, including joining as a party to such Proceeding, if necessary to maintain standing. LEL will have the right in its sole discretion to participate in any such Proceeding on its own behalf with counsel reasonably acceptable to PURDUE.

13.3 Settlement. PURDUE will not enter into any settlement, agreement, consent judgment or other voluntary final disposition of a Proceeding or threatened Proceeding under this Section, in whole or in part, without the prior written consent of LEL, which will not be unreasonably withheld.

13.4 Awards. All amounts awarded as damages, profits or otherwise in connection with any action specified in this Section taken by PURDUE will be applied first to reimburse PURDUE and LEL for all costs and expenses incurred with respect to such action and, if after such reimbursement any funds will remain from such award, they will be shared equally by the Parties.

13.5 LEL Intellectual Property. Except for the rights specifically granted to PURDUE pursuant to this Section, LEL will have the sole and exclusive right to protect and enforce LEL Intellectual Property, excluding Licensed Product Patents, in any Proceeding. All associated fees, costs and expenses of such

Proceeding will be borne by LEL and all amounts awarded as damages, profits or otherwise in connection with any action specified in this subsection taken by LEL will be the sole property of LEL.

14. (Redacted)

15. INDEMNIFICATION AND LIMITATION OF LIABILITY.

15.1 Indemnification. In order to allocate between themselves the responsibility for claims arising out of this Agreement, and except as otherwise specifically provided for herein, from and after the Effective Date, the parties will indemnify each other as provided in this Section.

15.2 Indemnification Obligations of PURDUE. From and after the Effective Date, PURDUE will defend, indemnify and hold LEL, its Affiliates, and each of their respective officers, directors, agents, employees and shareholders (collectively, "LEL Indemnitees'"), harmless from and against any and all claims, lawsuits, arbitrations, Proceedings, losses, costs, expenses or damages (collectively, "Damages") which LEL Indemnitees may incur or suffer, or with which any of them may be faced arising out of:

(a) The breach by PURDUE of this Agreement, including any breach of its representations, warranties, covenants or obligations under this Agreement;

(b) PURDUE's violation of any Applicable Law; and

(c) PURDUE's negligence or willful misconduct in performing any of its obligations under this Agreement;

provided, however, that, in each such case, PURDUE will not be liable hereunder to the extent such Damages arise from the willful misconduct or negligence of, or a violation of any Applicable Law by, or from the breach of the provisions of this Agreement by LEL, its Affiliates, agents, employees or contractors or to the extent such liability is allocated below in Section 15.4.

15.3 Indemnification Obligations of LEL. From and after the Effective Date, LEL will defend, indemnify and hold PURDUE, its Affiliates, and each of their respective officers, directors, agents, employees, shareholders or members (collectively, "PURDUE Indemnitees") harmless from and against any and all Damages which PURDUE Indemnitees may incur, or suffer, or with which any of them maybe faced arising out of:

(a) The breach by LEL of this Agreement, including any breach of its representations, warranties, covenants or obligations under this Agreement;

(b) LEL's violation of any Applicable Law; and,

(c) LEL's negligence or willful misconduct in performing any of its obligations under this Agreement;

provided, however, that, in each such case, LEL will not be liable hereunder to the extent such Damages arise from willful misconduct or negligence of, or a violation of any Applicable Law, or from the breach of the provisions of this Agreement by PURDUE, Affiliates, agents, employees or contractors or to the extent such liability is allocated below in Section 15.4.

15.4 Product Liability. All other provisions of this Agreement notwithstanding, this Section will govern the allocation of liability with respect to claims of personal injury (including a claim based on failure to warn, design defect, product defect, strict liability in tort, or otherwise); disgorgement of profits, restitution and claims of violation of consumer protection, unfair competition or antitrust laws (related to the facts that underlie a product liability claim); and all as related to or arising from the use of the Licensed Product Distributed by PURDUE or LEL in the Territory.

(a) From and after the Effective Date, LEL will defend, indemnify and hold the PURDUE Indemnitees harmless from and against any and all Damages which the PURDUE Indemnitees may incur, or suffer, or with which any of them may be faced arising out of the LEL Intellectual Property, the acts or omissions of the LEL Sales Team, the development, design, and regulatory submission the Licensed Product, or LEL's Distribution of the Licensed Product, provided, however, that, in each such case, LEL will not be liable hereunder to the extent such Damages arise from willful misconduct or negligence of, or a violation of any Applicable Law, or from the breach of the provisions of this Agreement by PURDUE, Affiliates, agents, employees or contractors.

(b) From and after the Effective Date, PURDUE will defend, indemnify and hold the LEL Indemnitees harmless from and against any and all Damages which the LEL Indemnitees may incur, or suffer, or with which any of them may be faced arising out of the PURDUE Intellectual Property, PURDUE's manufacturing and packaging of the Licensed Product (after PURDUE assumes responsibility pursuant to Section 7.1), or Distribution of the Licensed Product (except with respect to the Distribution of the Licensed Product by the LEL Sales Team), provided, however, that, in each such case, PURDUE will not be liable hereunder to the extent such Damages arise from the willful misconduct or negligence of, or a violation of any Applicable Law by, or from the breach of the provisions of this Agreement by LEL, its Affiliates, agents, employees or contractors.

(c) To the extent that either the PURDUE Indemnitees or the LEL Indemnitees incur, suffer, or are faced with Damages arising out of claims of personal injury (including a claim based on failure to warn, design defect, product defect, strict liability in tort, or otherwise); disgorgement of profits, restitution and claims of violation of consumer protection, unfair competition or antitrust laws (related to the facts that underlie a product liability claim); and all as related to or arising from any use of Licensed Product Distributed by PURDUE or LEL in the Territory attributed to any reason other than those set forth in the preceding Sections 15.4(a) and 15.4(b), PURDUE will defend the cases and the Parties will share in the costs and liabilities equally.

15.5 Procedure.

(a) Notice. In the case of a third party claim as to which a Party (the "Indemnifying Party") may be obligated to provide indemnification pursuant to this Agreement, such Party seeking indemnification hereunder ("Indemnitee") will notify the Indemnifying Party in writing of the third party claim (and specifying in reasonable detail the factual basis for the

third party claim and to the extent known, the amount of the third party claim) promptly after becoming aware of such third party claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnifying Party will have been actually prejudiced as a result of such failure.

(b) Defense of Claim.

(i) If a third party claim is made against an Indemnitee, the Indemnifying Party will be entitled to assume the defense of the Indemnitee by providing written notice to Indemnitee of its intention to assume the defense of such third party claim (at the expense of the Indemnifying Party) within 30 days after receipt of written notice from the Indemnitee of such third party claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee for so long as the Indemnifying Party is conducting a good faith and diligent defense.

(ii) Should the Indemnifying Party so elect to assume the defense of the Indemnitee, the Indemnifying Party will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, that if under applicable standards of professional conduct a conflict of interest exists between the Indemnifying Party and the Indemnitee in respect of such claim, such Indemnitee will have the right to employ separate counsel to represent such Indemnitee with respect to the matters as to which a conflict of interest exists, and in that event the reasonable fees and expenses of such separate counsel will be paid by such Indemnifying Party; provided, further, that the Indemnifying Party will only be responsible for the reasonable fees and expenses of one separate counsel for such Indemnitee.

(iii) If the Indemnifying Party assumes the defense of the Indemnitee, the Indemnitee will have the right to participate in such defense and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party.

(iv) If the Indemnifying Party assumes the defense of the Indemnitee, the Indemnifying Party will promptly supply to the Indemnitee copies of all correspondence and documents relating to or in connection with such third party claim and keep the Indemnitee informed of developments relating to or in connection with such third party claim, as may be reasonably requested by the

Indemnitee (including providing to the Indemnitee on reasonable request updates and summaries as to the status thereof).

(v) If the Indemnifying Party assumes the defense of the Indemnitee, the Indemnitee will, and will cause all LEL Indemnitees or PURDUE Indemnitees, as the case may be, to reasonably cooperate with the Indemnifying Party in the defense thereof (including making documents and records available for review and copying and making persons within its/his/her control available for pertinent testimony).

(vi) If the Indemnifying Party does not elect to assume the defense of the Indemnitee or does not provide written acknowledgement of the defense of the Indemnitee within the 30-day period set forth in Section 15.5(b)(i), or if a good faith and diligent defense is not being or ceases to be conducted by the Indemnifying Party, the Indemnitee will have the right, after three business days' notice to the Indemnifying Party of its intent to do so, to undertake the defense of the Indemnitee (at the reasonable expense of the Indemnifying Party) with counsel reasonably selected by the Indemnitee, and to compromise or settle such third party claim, with the Indemnifying Party's reasonable consent (which consent will not be unreasonably withheld, delayed or conditioned).

(c) Settlement of Claims. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnitee for a third party claim, the Indemnitee will agree (which agreement will not be unreasonably withheld, delayed or conditioned) to a reasonable settlement, compromise or discharge of such third party claim that the Indemnifying Party may recommend; provided, however, that, without the Indemnitee's prior written consent, the Indemnifying Party will not consent to any settlement, compromise or discharge (including the consent to entry of any judgment), and the Indemnitee may refuse to agree to any such settlement, compromise or discharge, that provides for injunctive or other nonmonetary relief affecting the Indemnitee. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnitee for a third party claim, the Indemnitee will not (unless required by law) admit any liability with respect to, or settle, compromise or discharge ("Indemnitee Settlement"), such third party claim without the Indemnifying Party's prior written consent (which consent will not be unreasonably withheld, delayed or conditioned) and if such consent is not received, then the Indemnifying Party will have no obligation or liability under this Section 15 for any Indemnitee Settlement.

15.6 Limitation of Liability.

NEITHER PARTY WILL BE ENTITLED TO RECOVER ANY PUNITIVE, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS FROM LOST SALES TO THIRD PARTIES) WHATSOEVER UNDER THIS AGREEMENT, EXCEPT TO THE EXTENT ANY SUCH PUNITIVE, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARE PAYABLE TO A THIRD PARTY AND SUBJECT TO INDEMNIFICATION UNDER THIS ARTICLE.

15.7 Notification of Defects. PURDUE will notify LEL of any defect or alleged defect in any of the Licensed Product sold to purchasers in the Territory not later than 10 business days after PURDUE receives notice of any such defect. LEL will notify PURDUE of any defect or alleged defect in any of the Licensed Product sold to purchasers in the Territory not later than 10 business days after LEL receives notice of any such defect.

15.8 Insurance Coverage.

Each Party will maintain, at its own expense, insurance coverage on its activities under this Agreement. Such insurance will be maintained with a reputable insurance carrier(s), and will include, without limitation, product liability insurance, comprehensive general liability insurance for claims for damages arising from bodily injury (including death) and third party property damages arising out of acts or omissions of the Party under this Agreement. Such insurance will also be written on a per occurrence basis, except that the Party's comprehensive general liability, product liability, employer practices liability and directors and officers liability insurance may be on a claims-made basis. In addition, such insurance will provide that the insurer will endeavor to notify each Party at least 30 days in advance of any cancellation or modification of such insurance coverage. Maintenance of such insurance coverage will not relieve either Party of any responsibility under this Agreement for damage in excess of insurance limits or otherwise. Upon a Party's written request, the other Party will promptly provide it with a certificate from the insurer(s) evidencing such insurance coverage. Each Party will also maintain, at its expense, workers' compensation and employer's liability insurance for its sales force.

16. GOVERNMENT BODY AND OTHER INQUIRIES.

Upon being contacted by any governmental body in the Territory in connection with a Licensed Product or any other matter which might reasonably be expected to affect the rights or obligations of the other Party under this Agreement, the Party so contacted will immediately notify the other Party. After Regulatory Approval, PURDUE will respond to all inquiries regarding the Licensed Product from governmental bodies or Regulatory Authorities in the Territory and LEL will provide reasonable assistance in this regard.

17. RECALLS.

In the event that either Party determines that an event, incident or circumstance has occurred which may result in the need for a recall or other removal of any Licensed Product from the market in the Territory, such Party will advise and consult with the other Party with respect thereto as to the appropriate measures to be taken. PURDUE, in its sole discretion, will determine when and if a recall is required, after due consultation with LEL. PURDUE will pay all costs incurred in connection with any recall throughout the Territory unless such recall is necessary due to a breach by LEL of its representations, warranties, or covenants herein or is caused by any other negligent act or omission by LEL The Parties will follow the Licensed Product recall procedure set forth in the Quality Agreement. Notwithstanding the foregoing, if such recall is necessary due to a breach by LEL of any of its covenants, representations or warranties hereunder , then LEL will return to PURDUE any royalty received from PURDUE on any recalled Licensed Product to the extent such recall return is not set off by PURDUE on future royalties owed to LEL under Section 10.3.

18. CONFIDENTIALITY.

18.1 Confidential Information.

PURDUE and LEL acknowledge that during the term of this Agreement each Party will be exposed to certain Confidential Information of the other Party. PURDUE and LEL agree that during and for ten years after the Term of this Agreement, PURDUE and its Affiliates, employees, agents and consultants, and LEL and its Affiliates, employees, agents and consultants, will not use and will not disclose any Confidential Information of the other Party except in accordance with the provisions and for the purposes of this Agreement (which include and permit PURDUE's manufacturing, packaging and Distribution of the Licensed Product). In addition, neither Party will disclose any Confidential Information of the other Party to any Affiliate, employee, agent or consultant who does not have a need to know such Confidential Information. Without limiting the foregoing, all information pertaining to the Licensed Product and/or LEL Intellectual Property will be deemed Confidential Information of LEL, except information which is explicitly designated in writing by LEL as non-confidential. PURDUE agrees that PURDUE and its Affiliates will take all reasonable steps not to disclose any such Confidential Information of LEL to any third party without the prior written consent of LEL, except as permitted in this Agreement. Also, without limiting the foregoing, all information pertaining to the Distribution and marketing of the Licensed Product and/or PURDUE Intellectual Property will be deemed Confidential Information of PURDUE, except information which is explicitly designated in writing by PURDUE as non-confidential. LEL agrees that LEL and its Affiliates will take all reasonable steps not to disclose any such Confidential Information of PURDUE to any third party without the prior written consent of PURDUE, except as permitted in this

Agreement. Confidential Information of each Party will remain subject to this provision until it falls within one of the exceptions set forth below.

18.2 Exceptions.

Either Party may disclose Confidential Information to the other Party's Affiliates, employees, agents and consultants who need to receive the Confidential Information in order to further the activities contemplated in this Agreement, and who are made aware of the confidential nature of the Confidential Information and bound by obligations of confidentiality no less strict than those contained herein. The restrictions set forth in Section 18.1 will not apply to Confidential Information that (i) is already known to the receiving Party at the time of disclosure to the receiving Party, as demonstrated by contemporaneous documentary evidence; (ii) has become publicly known through no wrongful act or omission of the receiving Party; (iii) has been rightfully received by the receiving Party from a third party without restriction on disclosure and without breach of an obligation of confidentiality running directly or indirectly to the disclosing Party; (iv) has been approved for release by written authorization of the disclosing Party; (v) is independently developed by the receiving Party without use, directly or indirectly, of the Confidential Information; or (vi) is furnished to a third party by the disclosing Party without restrictions on the third party's right to disclose the information. The Parties agree that in the event of a dispute with respect to (v) above, the alleged breaching Party will bear the burden of proof by a preponderance of the evidence that it developed such information without use, directly or indirectly, of Confidential Information. Each Party will take reasonable precautions to safeguard the Confidential Information of the other Party. In addition, LEL and PURDUE may use Confidential Information as reasonably necessary in (a) filing or prosecuting patent applications, (b) prosecuting or defending litigation related to this Agreement, (c) complying with applicable governmental regulations or conducting clinical trials, and (d) responding to a lawful governmental demand, all of the above with prior notice to the other Party and while using reasonable efforts to limit the disclosure and maintain the confidentiality to the extent possible and permitting the other Party to attempt by appropriate legal means to limit such disclosure.

18.3 Remedies.

A breach of the restrictions contained in this Section 18 is a breach of this Agreement which may cause irreparable harm to the non-breaching Party and may, under applicable laws, entitle the non-breaching Party, in addition to any other right or remedy available, to obtain from any court of competent jurisdiction an injunction (temporary, preliminary or permanent), or other interim, ancillary or conservatory remedy or relief, restraining such breach or threatened breach and specific performance of any such provision. The parties agree that no bond or other security will be required in obtaining such equitable relief.

18.4 Return of Confidential Information.

Except as otherwise set forth in this Agreement, upon termination of this Agreement, the receiving Party will promptly return all of the disclosing Party's Confidential Information, including all reproductions and copies thereof in any medium, except that the receiving Party may retain one copy for its legal files.

18.5 Unauthorized Use.

If either Party becomes aware or has knowledge of any unauthorized use or disclosure of the other Party's Confidential Information, it will promptly notify the other Party of such unauthorized use or disclosure.

18.6 Exclusive Property.

All Confidential Information is the sole and exclusive property of the disclosing Party and the permitted use thereof by the receiving Party for purposes of its performance hereunder will not be deemed a license or other right of the receiving Party to use any such Confidential Information for any other purpose.

19. TERM & TERMINATION OF AGREEMENT.

19.1 Term.

Unless earlier terminated pursuant to the provisions of this Agreement, this Agreement will have a term extending from the Closing Date until the end of the commercial life of the Licensed Product or any authorized generic product (the "Term"). The royalties set forth in Section 10.3 will be reduced by 50% upon expiry of the last to expire, invalidity, or unenforceability of the LEL Patents or the Licensed Product Patents in the Territory.

19.2 Termination for Cause.

Except as otherwise set forth in this Agreement, this Agreement may be terminated by either Party, if it is not in material default hereunder, upon a material breach or default by the other Party including, without limitation, obligations to make payments, at any time after 60 days' prior written notice to the breaching Party specifying the nature of the breach or default; provided that, if during said 60 days the Party so notified cures, or can reasonably demonstrate that it is in the process of curing and will cure within a reasonable period of time, the breach or default complained of, then this Agreement will continue in full force and effect; provided further that if the alleged breaching Party disputes having committed a material beach or default or claims to have cured or is curing such breach or default prior to or within the 60 day period, such dispute will be resolved by prompt arbitration in accordance with Section 20.2 and this Agreement will not terminate under this Section until the conclusion of such arbitration, and then only if the arbitrators decide in favor of the non-breaching Party seeking termination. Any

claims by a Party due to a material breach by the other party will be resolved in accordance with Section 20.2 of this Agreement.

19.3 Termination for Bankruptcy.

This Agreement may be terminated by either Party upon written notice immediately without opportunity to cure if the other Party becomes the subject of a voluntary or involuntary petition in bankruptcy or any Proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if that petition or Proceeding is not dismissed within 60 days after filing (other than for the purposes of a solvent amalgamation or reconstruction).

19.4 Occurrence of Serious Safety Event.

Should there occur serious and unexpected events with respect to the safety issues of the Licensed Product, as a result of which, the Regulatory Approval is terminated in the Territory or the Regulatory Authority directs or requests discontinuance of development, use or sale of the Licensed Product in the Territory, then each Party's obligations under the Agreement are suspended until such serious safety event is resolved and the Regulatory Authority has given approval again to Distribute the Licensed Product in the Territory. Either Party may, with full consultation with the other Party, terminate this Agreement pursuant to this Section 19.4 if the Agreement is suspended pursuant to this Section for more than 12 months, unless the non-terminating Party has notified the other Party that it is engaged in the remediation of such serious safety event.

19.5 Closing Conditions Not Satisfied.

(a) Notwithstanding anything to the contrary herein, this Agreement may not be terminated prior to the Closing unless the FTC or any other governmental authority does not permit the Parties to proceed with the Closing of this transaction.

(b) In the event of termination pursuant to this Section 19.5, written notice thereof will forthwith be given to the other Party and the rights and obligations contemplated by this Agreement will be terminated, without further action by either Party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) all Confidential Information will be treated in accordance with the provisions of Section 18, which will remain in full force and effect notwithstanding the termination of this Agreement; and

(ii) and any disputes will be treated in accordance with the provisions of Section 20.2, which will remain in full force and effect notwithstanding the termination of this Agreement.

(c) If this Agreement is terminated, this Agreement will become null and void and of no further force and effect, except as otherwise provided in this Section 19.5. Nothing in this Section 19.5 will be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.

19.6 Effects of Termination.

(a) Termination of this Agreement will not relieve the parties of any obligation accruing prior to such termination, except as explicitly set forth herein.

(b) Upon termination of this Agreement pursuant to Section 19.2 due to PURDUE's material breach, or under Section 19.4, PURDUE will promptly take such actions as LEL may reasonably request, in order to transfer to LEL or its designee, free of charge, all of PURDUE's right, title and interest in and to, the Licensed Product Trademarks, any Regulatory Approvals relating to the Licensed Product, all licenses and like permissions and certifications then in PURDUE's possession or control required for the manufacture, packaging or Distribution of the Licensed Product, and all information relating to any Regulatory Approvals not previously supplied to LEL, including without limitation all Regulatory and Clinical Materials obtained during the Term of this Agreement. In the event of such an assignment, PURDUE will, at LEL's request and expense, deliver, execute and/or deliver or cause to be delivered, all such assignments, consents, documents or further instruments of transfer or license, and take or cause to be taken all such actions as may be reasonably necessary to effectuate such transfer. For greater clarity, the license herein granted by PURDUE to LEL in respect of PURDUE Intellectual Property will survive termination hereof, provided that LEL is not in breach of this Agreement. PURDUE will reconvey and release to LEL all rights and privileges granted to it under this Agreement. LEL will thereafter be responsible for all regulatory requirements necessary in the Territory for the Licensed Product NDA, and will be free to manufacture, have manufactured, use and Distribute or have Distributed the Licensed Product in the Territory as it may see fit, and PURDUE and its Affiliates will not take any actions or make any omissions to prevent LEL therefrom.

(c) Upon termination of this Agreement pursuant to Section 19.2 due to LEL's material breach, LEL will promptly take such actions as PURDUE may reasonably request, in order to transfer to PURDUE, or its designee, free of charge, in respect of the Territory only: all of LEL's right, title and interest in and to, the Licensed Product, the Licensed Product Trademarks,

any Regulatory Approvals relating to the Licensed Product, all licenses and like permissions and certifications then in LEL's possession or control required for the development, manufacture, packaging or Distribution of the Licensed Product, and all information relating to any Regulatory Approvals not previously supplied to PURDUE, including without limitation all Regulatory and Clinical Materials . In the event of such an assignment, LEL will, at PURDUE 's request and expense, deliver, execute and/or deliver or cause to be delivered, all such assignments, consents, documents or further instruments of transfer or license, and take or cause to be taken all such actions as may be reasonably necessary to effectuate such transfer. For greater clarity, the license herein granted by PURDUE to LEL in respect of PURDUE Intellectual Property will be terminated. LEL will reconvey and release to PURDUE all rights and privileges granted to it under this Agreement. PURDUE will in such circumstances, pay to LEL a royalty rate on Net Sales of 5%; after deduction of PURDUE's cost of curing the LEL breach that resulted in termination hereunder. Such other provisions hereof as are necessary to administer the calculation and payment of such royalties will also survive such termination, including without limitation, any audit, payment and record retention provisions. PURDUE will thereafter be responsible for all regulatory requirements necessary in the Territory for the Licensed Product NDA, and will be free to manufacture, have manufactured, use and Distribute or have Distributed the Licensed Product in the Territory as it may see fit, and LEL and its Affiliates will not take any actions or make any omissions to prevent PURDUE therefrom.

(d) Should LEL terminate this Agreement because of a failure of PURDUE to Launch the Licensed Product in the Territory within the time periods set forth in Section 5.6(a) of this Agreement, then any claims of damages by LEL will be resolved in accordance with Section 20.2 of this Agreement.

(e) Upon termination of this Agreement by either Party, PURDUE will provide LEL with a written notice stating the inventory of all the Licensed Product in PURDUE's stock.

(f) Upon termination of this Agreement other than by PURDUE or for reason of breach or default by PURDUE, PURDUE may use and sell or otherwise Distribute and dispose of the Licensed Product within 90 days after termination of this Agreement, except for its rights under Sections 19.6(c).

(g) PURDUE will immediately discontinue and permanently refrain from any use of any product literature, advertising material or written materials bearing the Licensed Product Trademarks or any other Intellectual

Property associated with the Licensed Product, except for its rights under Sections 19.6(c) and (f).

(h) PURDUE will pay to LEL all amounts owed by it to LEL hereunder within 30 days; and

19.7 **General.** Upon termination, such provisions of this Agreement as by their nature and content are intended to survive such termination are hereby declared to so survive. Any termination of this Agreement will not affect any right or claim hereunder that arises prior to such termination, which claims and rights will survive any such termination.

20. PROVISIONS.

20.1 Assignment.

Neither Party will assign this Agreement or its rights or obligations hereunder without the prior written approval of the other Party, except in the case of a change of control, including, without limitation, a merger, sale of assets or business, or other transfer of control by operation of law or otherwise. Notwithstanding the foregoing, either Party may make such an assignment to an Affiliate. In all valid assignments under this Section, the Parties hereto and the assignee will execute an agreement confirming such assignment and assumption of obligations hereunder, and no such assignment will release the assignor from its obligations hereunder. No such assignment or transfer will be valid or effective unless performed in accordance with this Section 20.1.

20.2 Disputes.

(a) In the event of any controversy or claim arising out of, relating to, or in connection with any provision of this Agreement or the rights or obligations of the Parties hereunder, the Parties will try to settle their differences amicably between themselves.

(b) Either Party may initiate such informal dispute resolution by sending written notice of the dispute to the other Party, and within 10 days after such notice, the Joint Marketing Team will meet for attempted resolution by good faith negotiations.

(c) If the Joint Marketing Team is unable to resolve such disputed matter within 30 days of initiating such negotiations, the Parties agree that the Chief Executive Officers of the Parties will meet for attempted resolution by good faith negotiations.

(d) If they are unable to resolve such disputed matter within 30 days of initiating such negotiations, the Parties agree first to try in good faith to

settle the dispute by mediation in English to be administered by JAMS or such other mediator as may be mutually agreed to by the Parties at a location to by mutually agreed by the Parties or in the absence of mutual agreement, by the mediator. If mediation is unsuccessful within 30 days after the Parties request mediation pursuant to this Section 20.2(d), the Parties will then resort to the alternative dispute resolution procedures set forth on Schedule C.

(e) Notwithstanding the foregoing provisions of this Section 20.2, nothing in this Agreement will limit or in any way restrict the ability of any Party to seek injunctive or other equitable relief in a court or other judicial body.

20.3 Severability.

If any provision of this Agreement is held by a court or arbitrator of competent jurisdiction to be illegal or unenforceable, this will not affect in any way the application and enforcement of other provisions of this Agreement. The Parties will negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution so as to render such provision or provisions valid and enforceable in a manner which will most nearly and fairly approach the intent and purpose of the invalid provision. If it is not possible to so modify such a provision, then that provision will be severed from this Agreement, and the remaining provisions will continue in force.

20.4 Entire Agreement.

This Agreement, the Supply Agreement and the Quality Agreement, all together with any Schedules, attachments or appendices thereto, constitutes the entire agreement between LEL and PURDUE with respect to the subject matter herein. The Parties hereto acknowledge that there is no representation, warranty, agreement or understanding between them or supported hereby other than as expressed herein. The terms and conditions of this Agreement supersede all previous agreements, proposals, negotiations and other communications between the Parties, whether written or oral, with respect to the subject matter herein. No amendment or variation to this Agreement will be binding upon either Party hereto unless made in writing and signed by an authorized officer of each Party. This Agreement will inure to the benefit of and be binding upon the permitted assigns, of the Parties hereto.

20.5 Expenses.

Except as expressly set forth in this Agreement, each Party hereto will bear all fees and expenses incurred by such Party in connection with, relating to, or arising out of the negotiation, execution, delivery and performance of this Agreement, including attorneys', accountants' and other professional fees and expenses.

20.6 Further Assurances.

The Parties agree to execute, acknowledge and deliver such other instruments, and to do and perform all such other acts, as may be necessary or appropriate in order to give full effect to this Agreement and carry out the purposes and intent thereof.

20.7 Non-Waiver.

Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of a breach by any other Party of any of its obligations pursuant to this Agreement will be a waiver of any subsequent breach of any other covenant, obligation or agreement, nor will any failure to seek a remedy for any breach be a waiver of any rights and remedies with respect to such or any subsequent breach.

20.8 Exemption.

This Agreement is exempt from the United Nations Convention on Contracts for the International Sale of Goods, the United Nations Convention on the Limitation Period in the International Sale of Goods, and any legislation related thereto.

20.9 Notices.

Others than orders for Licensed Product or Contramid®, any notice, designation, communication, demand or other document (in this section a "Notice") to be given hereunder to any Party hereto will be in writing and will be sufficiently given if:

(a) delivered personally to the Party, or to an officer or director of the Party, or

(b) sent by registered mail, postage prepaid, or

(c) sent by courier, charges prepaid, or

(d) sent by telecopier transmission to such Party at the following number:

To LEL: at the address first set forth above: Attention: Managing Director, with a copy to: Legal Department

Telephone: 011-353-1-854-0140

Fax: 011-353-1-854-0144

To PURDUE: at the address first set forth above: Attention: Howard R. Udell, Executive Vice President, Chief Legal Officer

Telephone: (203) 588-7020
Fax: (203) 588-6204

with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Anthony M. Roncalli

Telephone: (212) 408-5281
Fax: (212) 541-5369

or to such other fax number and address as such Party receiving such Notice will have communicated to the other Party hereto by notice given as aforesaid.

20.10 Force Majeure.

Except for failure to make payments when due, neither Party hereto will be liable to the other Party hereto for any breach of this Agreement in the event that such Party is unable to perform or fulfill its obligations hereunder due to an act of God, action, omission, delay or failure to act by any government or governmental board (including regulatory action or pronouncements by the FDA, DEA or other Regulatory Authority), commission, department, bureau or authority, confiscation or expropriation, war, terrorism, blockage, insurrection, riot, civil commotion, sabotage, flood, fire, explosion, epidemic, landslide, lightening, earthquake, storm, accident, labor strike, lockout, work slowdown, work stoppage, embargo, power failure, default or shortage of public utilities or any failure of supplies, equipment, labor or transportation. The Party so affected, upon written notice to the other Party, will be excused from such performance; provided that the Party so affected will use reasonable efforts to avoid or remove such cause, causes, or conditions of non-performance and will continue to perform hereunder with the utmost dispatch whenever such cause, causes, or conditions are removed.

20.11 Public Announcements and Publications.

Except as required by law, governmental regulation or by the requirements of any securities exchange on which the securities of a Party are listed, no Party to this Agreement will make, or cause to be made, any press release or public announcement in respect of this Agreement, including its existence, or the transactions contemplated

hereby or otherwise communicate with any news media without the prior written consent of the other Party, which consent will not be unreasonably withheld, and the Parties will cooperate to the extent practicable as to the timing and content of any such press release or public announcement. Notwithstanding the foregoing, the Parties hereby agree to jointly prepare a press release announcing the existence of this Agreement, such press release to be approved by each Party prior to any distribution to any media outlet. In the event that a Party is required to file or disclose the terms of this Agreement pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and/or any like body in any relevant jurisdiction, such Party may file or disclose such Confidential Information to the extent it determines in its sole discretion that it is so required subject to (i) giving the other Party reasonable advance notice of at least two business days to review and comment on such disclosure, and (ii) requesting appropriate confidential treatment from the SEC and/or like body for such information.

20.12 Governing Law.

This Agreement, including the interpretation, performance, enforcement, breach or termination thereof and any remedies relating thereto, will be governed by and interpreted in accordance with the internal laws of the State of New York, excluding any conflicts of laws provisions or rules thereof, except that any patent will be governed by the laws of the granting jurisdiction thereof.

20.13 Currency.

All payment amounts set forth herein, and all obligations of LEL and PURDUE relating to the payment or receipt of money, are expressed in and will be paid in U.S. Dollars.

20.14 Language.

The parties hereby acknowledge to have specifically requested that this Agreement and all related documents and notices be drawn up in the English language. Les parties aux présentes déclarent qu'elles ont exigé que cette convention de même que tous les documents, y compris tous avis qui s'y rattache, soient rédigés en langue anglaise.

20.15 Descriptive Headings.

The headings of the sections of this Agreement are intended for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

20.16 Interpretation.

(a) As used in this Agreement, any reference to the masculine, feminine or neuter gender will include all genders, the plural will include the singular, and singular will include the plural. References herein to a Party or other

person include their respective successors and assigns. The words "include," "includes" and "including" when used herein will be deemed to be followed by the phrase "without limitation" unless such phrase otherwise appears. Unless the context otherwise requires, references herein to Articles, Sections, Exhibits and Schedules will be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words "hereof," "hereby," "herein" and "hereunder" and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof.

(b) With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration will be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

20.17 Counterparts.

This Agreement will become binding when any one or more counterparts hereof, individually or taken together, will bear the signatures of each of the Parties hereto. This Agreement may be executed in any number of counterparts, each of which will be deemed an original as against the Party whose signature appears thereon, but all of which taken together will constitute but one and the same instrument. Each Party may execute this Agreement by facsimile transmission. In addition, facsimile signatures of authorized signatories of any Party will be deemed to be original signatures and will be valid and binding, and delivery of a facsimile signature by any Party will constitute due execution and delivery of this Agreement.

20.18 Independent Contractors.

The relationship of the parties established by this Agreement is that of independent contractors, and nothing contained in this Agreement will be construed (i) to give either Party the power to direct or control the day to day activities of the other or (ii) to constitute the Parties as partners, joint venturers, co-owners or otherwise as participants in a joint or common undertaking.

20.19 Non-Solicitation of Employees.

During the Term of this Agreement, neither Party may, directly or indirectly, recruit or solicit any employee of the other Party with whom such Party has come into contact or interacted for the purposes of performing this Agreement, without the prior consent of the other Party, except pursuant to general solicitations not targeted at such employees.

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives effective the date first written above.

LABOPHARM EUROPE LIMITED	**PURDUE PHARMA PRODUCTS L.P.**
	By: Purdue Pharma Inc., its general partner
A.E. Playle	[signature]
By: Anthony Playle Managing Director	By: Michael Friedman President and Chief Executive Officer
August 12, 2005 Date	August 12, 2005 Date

SCHEDULE A

PURDUE PATENTS

(1) U.S. 5,591,452

(2) U.S. 6,254,887

(3) U.S. 6,326,027

(4) U.S. 6,306,438

(5) U.S. 6,645,527

(6) United States Designation of WO 2004/080447

[TO BE REVIEWED AND FINALIZED BY THE PARTIES' APPROPRIATE PATENT COUNSEL, TO ENSURE THAT THE PARTIES LIST ON THIS SCHEDULE THE APPROPRIATE PURDUE PATENTS COVERING THE LICENSED PRODUCT.]

SCHEDULE B

LEL PATENTS

1. Cross-Linked High Amylose Starch for Use in Controlled-Release Pharmaceutical Formulations and Process for Its Manufacture*

   Assignees: Labopharm, Inc., Labopharm Europe Ltd., Labopharm (Barbados) Ltd., Cerestar B.V.

Country	Filing Date	Appl. /Patent no.	Issued
US	29-June-00	09/606,399 6,607,748	19-Aug-03

2. Controlled-Release Compositions

   Assignees: Labopharm, Inc., Labopharm Europe Ltd., Labopharm (Barbados) Ltd.

Country	Filing Date	Appl. /Patent no.	Issued
US	10-Oct-03	60/510,000	N/A
US	22-Apr-05	11/111,996	N/A

3. Sustained-Release Tramadol Formulations with 24 hour Efficacy

   Assignees: Labopharm, Inc., Labopharm Europe Ltd., Labopharm (Barbados) Ltd.

Country	Filing Date	Appl. /Patent no.	Issued
US	10-Oct-03	60/510,378	N/A
US	25-Apr-05	11/112,008	N/A

4. Sustained-Release Tramadol Formulations with 24 hour Clinical Efficacy

   Assignees: Labopharm, Inc., Labopharm Europe Ltd., Labopharm (Barbados) Ltd.

Country	Filing Date	Appl. /Patent no.	Issued
US	10-Oct-03	60/510, 380	N/A
US	23-Apr-04	60/564,606	N/A
US	06-Oct-04	10/958,662	N/A

* This patent is co-owned between Labopharm, the Labopharm wholly-owned subsidiaries and Cerestar B.V. (a subsidiary of Cargill, Inc.). The Cerestar B.V. rights to this patent have been licensed exclusively to Labopharm.

[TO BE REVIEWED AND FINALIZED BY THE PARTIES' APPROPRIATE PATENT COUNSEL, TO ENSURE THAT THE PARTIES LIST ON THIS SCHEDULE THE APPROPRIATE LEL PATENTS COVERING THE LICENSED PRODUCT.]

SCHEDULE C

ALTERNATIVE DISPUTE RESOLUTION

In accordance with Section 20.2(d) of the Agreement, either Party may initiate an Alternative Dispute Resolution ("ADR") proceeding as provided herein. The Parties will have the right to be represented by counsel in such a proceeding.

1. To initiate an ADR proceeding, a Party must provide written notice to the other Party of the issues to be resolved by ADR. Within 14 calendar days after its receipt of such notice, the other Party may, by written notice to the Party initiating the ADR, add additional issues to be resolved within the same ADR.

2. Within 21 calendar days following receipt of the original ADR notice, the Parties will select a mutually acceptable neutral to preside in the resolution of any disputes in the ADR proceeding. If the Parties are unable to agree on a mutually acceptable neutral within such period, either Party may request the President of the CPR Institute for Dispute Resolution (the "CPR"), 366 Madison Avenue, 14th Floor, New York, New York 10017, to select a neutral pursuant to the following procedures:

(a) The CPR will submit to the Parties a list of not less than five candidates within 14 calendar days after receipt of the request, along with a *Curriculum Vitae* for each candidate. No candidate may be an employee, director, or shareholder of either Party or any of their subsidiaries or Affiliates.

(b) Such list will include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

(c) Each Party will number the candidates in order of preference (with the number one signifying the greatest preference) and will deliver the list to the CPR within seven calendar days following receipt of the list of candidates. If a Party believes a conflict of interest exists regarding any of the candidates, that Party will provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates. Any Party failing to return a list of preferences in the required time allowed will be deemed to have no order of preference.

(d) If the Parties collectively have identified fewer than three candidates deemed to have conflicts, the CPR immediately will designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference. If a tie should result between two candidates, the CPR may designate either candidate. If the Parties collectively have identified three or more candidates deemed to have conflicts, the CPR will review the explanations regarding the conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the Parties collectively have indicated the greatest

preference, or (ii) issue a new list of not less than five candidates, in which case the procedures set forth in subparagraphs 2(a) - 2(d) will be repeated.

3. No earlier than 28 calendar days or later than 56 calendar days after selection, the neutral will hold a hearing to resolve each of the issues identified by the Parties. The ADR proceeding will take place at a location agreed upon by the Parties. If the Parties cannot agree, the neutral will designate a location other than the principal place of business of either Party or any of their subsidiaries or Affiliates.

4. At least 14 calendar days prior to the hearing, each Party will submit the following to the other Party and the neutral:

(a) a copy of all exhibits on which such Party intends to rely in any oral or written presentation to the neutral;

(b) a list of any witnesses such Party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

(c) a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue. The proposed rulings and remedies must not contain any recitation of the facts or any legal arguments and must not exceed one page per issue; and

(d) a brief in support of such Party's proposed rulings and remedies; provided that the brief must not exceed 20 pages. This page limitation will apply regardless of the number of issues raised in the ADR proceeding.

Prior to the hearing, each Party may conduct not more than three depositions of not more than two hours each in duration. Further, each Party may submit to the other Party with a copy to the neutral, with sufficient time for the other Party to respond, one set of interrogatories of not more than five questions, including subparts. Each Party will make available its deponents and fully respond to the interrogatories in a timely fashion.

Except as expressly set forth in subparagraphs 4(a) - 4(d) and the immediately preceding paragraph, no discovery will be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

5. The hearing will be conducted on two consecutive days and will be governed by the following rules:

(a) Each Party will be entitled to five hours of hearing time to present its case. The neutral will determine whether each Party has been allowed the five hours to which it is entitled.

(b) Each Party will be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-examine witnesses, and to make a closing argument. Cross-examination of witnesses will occur immediately after their direct testimony, and cross-examination time will be charged against the Party conducting the cross-examination.

(c) The Party initiating the ADR will begin the hearing and, if it chooses to make an opening statement, will address not only issues it raised but also any issues raised by the responding Party. The responding Party, if it chooses to make an opening statement, also will address all issues raised in the ADR. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments will proceed in the same sequence.

(d) Any testimony given will be under oath and except when testifying, witnesses will be excluded from the hearing until closing arguments.

(e) Settlement negotiations, including any statements made therein, will not be admissible under any circumstances. Affidavits prepared for purposes of the ADR hearing also will not be admissible. As to all other matters, the neutral will have sole discretion regarding the admissibility of any evidence.

6. Within seven calendar days following completion of the hearing, each Party may submit to the other Party and the neutral a post-hearing brief in support of its proposed rulings and remedies; provided that such brief must not contain or discuss any new evidence and must not exceed ten pages. This page limitation will apply regardless of the number of issues raised in the ADR proceeding.

7. The neutral will rule on each disputed issue within 14 calendar days following completion of the hearing. Such ruling must adopt in its entirety the proposed ruling and remedy of one of the Parties on each disputed issue but may adopt one Party's proposed rulings and remedies on some issues and the other Party's proposed rulings and remedies on other issues. The neutral will not issue any written opinion or otherwise explain the basis of the ruling.

8. The neutral will be paid a reasonable fee plus expenses. These fees and expenses, along with the reasonable legal fees and expenses of the prevailing Party (including all expert witness fees and expenses), the fees and expenses of a court reporter, and any expenses for a hearing room, will be paid as follows:

(a) If the neutral rules in favor of one Party on all disputed issues in the ADR, the losing Party will pay 100% of such fees and expenses.

(b) If the neutral rules in favor of one Party on some issues and the other Party on other issues, the neutral will issue with the rulings a written

determination as to how such fees and expenses will be allocated between the Parties. The neutral will allocate fees and expenses in a way that bears a reasonable relationship to the outcome of the ADR, with the Party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.

9. The rulings of the neutral and the allocation of fees and expenses will be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court having jurisdiction. Upon the written mutual consent of the Parties, the neutral may amend or alter any provision of this ADR.

10. Except as provided in paragraph 9 or as required by Law, the existence of the dispute, any settlement negotiations, the ADR hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings will be deemed Confidential Information. The neutral will have the authority to impose sanctions for unauthorized disclosure of Confidential Information.

SCHEDULE D

Licensed Product Trademarks

[To be appended to this Agreement at the appropriate time after the Effective Date]

SCHEDULE E

Quality Agreement

(Redacted)

SCHEDULE F

Supply Agreement

(Redacted)

SCHEDULE G

Current Confab Laboratories, Inc. Supply Agreement

(Redacted)

SCHEDULE H

PURDUE Form Supply Agreement

(Redacted)

EXECUTION COPY

FIRST AMENDMENT TO EXCLUSIVE LICENSE AGREEMENT

This First Amendment, dated as of October 31, 2005 (this "First Amendment"), to the Exclusive License Agreement, dated as of August 12, 2005 (the "Agreement"), between Labopharm Europe Limited, an Irish corporation having its place of business at 5 The Seapoint Building, 45 Clontarf Road, Dublin 3, Ireland ("LEL"), and Purdue Pharma Products L.P., a Delaware limited partnership having its place of business at One Stamford Forum, 201 Tresser Boulevard, Stamford, CT 06901 USA ("Purdue").

W I T N E S S E T H :

WHEREAS, LEL and Purdue have entered into the Agreement; and

WHEREAS, in order to address the uncertainty caused by Biovail Corporation's once-daily extended-release formulation of tramadol having received three years of non-patent exclusivity in the Territory from the FDA, LEL and Purdue desire to amend the Agreement by this First Amendment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto hereby agree as follows:

A. Definitions. All capitalized terms used herein without definition will have the same respective meanings as provided in the Agreement.

B. Amendment. The Agreement is hereby amended as follows:

1. Section 1(qq). The definition of "Regulatory Approval" contained in Section 1(qq) of the Agreement is hereby deleted in its entirety and replaced by the following new definition:

" "Regulatory Approval" means final approval of the Licensed Product and its labeling by the applicable Regulatory Authorities to manufacture and Distribute the Licensed Product in the Territory;"

2. Section 2.1. The following paragraphs (c), (d) and (e) are hereby added at the end of Section 2.1 of the Agreement, after Section 2.1(b):

"(c) Notwithstanding Section 2.1(b), in order to address the Parties' concern that Regulatory Approval of the Licensed Product may be delayed due to Biovail Corporation's (together with any Affiliate, "Biovail") once-daily extended-release formulation of tramadol having received three years of non-patent exclusivity in the Territory from the FDA (the "Biovail Product"), the Parties agree that Purdue will have the right, to grant one or more additional licenses of the Purdue Intellectual Property for the Biovail Product to be made, have made, packaged, imported, exported, used, Distributed and have Distributed in the Territory. It is contemplated that such additional licenses may be granted to (i) Biovail, (ii) Johnson & Johnson and/or its Affiliates

("JNJ"), and/or (iii) any third party involved in the manufacturing, packaging, importation, exportation, use, or Distribution of the Biovail Product, provided, that (A) in the case of a license to Biovail, Biovail agrees to exclusively waive exclusivity of its 505(b)(2) application in favor of the Licensed Product immediately upon the grant of such license(s) and the execution of any agreement pertaining thereto, and/or (B) in the case of JNJ or a third party, JNJ or such third party, as applicable, has the legal authority to, and agrees to exclusively waive exclusivity of Biovail's 505(b)(2) application in favor of the Licensed Product immediately upon the grant of such license(s) and the execution of any agreement pertaining thereto, and in the case of JNJ, JNJ also exclusively grants to Purdue for the Licensed Product rights of reference to the Ultram NDA, the Ultracet NDA, and/or other data from preclinical and clinical trials that support the safety and efficacy of tramadol in order to file a 505(b)(1) application with the FDA for the Licensed Product.

(d) (Redacted)

Notwithstanding the foregoing provisions of this Section 2.1(d), LEL will have (i) no liability to pay to Purdue, Biovail, JNJ and/or third parties, as applicable, any amounts owed by Purdue to Biovail, JNJ and/or third parties, as applicable, in connection with Purdue entering into an agreement with Biovail, JNJ and/or third parties, as applicable, pursuant to Section 2.1(c), and (ii) no rights, including rights to any additional consideration or up-front payments (including payments made to Purdue in respect of the settlement of any existing lawsuits between Purdue and any of Biovail, JNJ and/or third parties, as applicable) that Purdue may receive from Biovail, JNJ and/or third parties, as applicable, in respect of such agreement with Biovail, JNJ and/or third parties, as applicable, other than those rights set forth in the first sentence of this Section 2.1(d).

(e) Purdue will provide written notice to LEL of any material action anticipated to be taken by Purdue in respect of Sections 2.1(c), or (d), and will provide to

LEL a reasonable opportunity to review and comment on any agreement Purdue proposes to enter into, or actions Purdue proposes to take, with Biovail, JNJ and/or third parties, as applicable, pursuant to Sections 2.1(c), or (d), and that relate to LEL, the Licensed Product, or the Agreement, to the extent of Purdue's control of any such agreement or actions. In connection therewith, Purdue will make available to LEL (x) copies of relevant correspondence and other documents, (y) the opportunity to review and comment on potential agreements and (z) the opportunity to participate in discussions concerning strategy and terms and conditions for an agreement with Biovail, JNJ and/or third parties, as applicable, and any other matters on which Purdue and LEL have agreed to cooperate under this Section 2.1(e). Purdue will use commercially reasonable efforts to influence Biovail, JNJ and/or third parties, as applicable, to permit designees of LEL to be present at and participate in discussions and negotiations related to the foregoing. Purdue will (1) allow LEL to appoint representatives to participate with designees of Purdue in matters requiring action under this Section 2.1(e), (2) permit designees of LEL to participate in discussions and negotiations with Biovail, JNJ and/or third parties, as applicable, in connection herewith, and (3) influence Biovail, JNJ and/or third parties, as applicable, to permit designees of LEL to participate in direct discussions with Biovail, JNJ and/or third parties, as applicable, if necessary. The Parties further agree that each Party will diligently pursue the activities set forth in this Section 2.1, without delay, with a view toward achieving the Parties' desired goals and objectives as expeditiously as possible. Notwithstanding the foregoing provisions of this Section 2.1(e), LEL's costs and expenses related to its participation and actions under this Section 2.1(e) will be at LEL's sole cost and expense."

4. Section 2.6(c). Section 2.6(c) of the Agreement is hereby deleted in its entirety and replaced by the following new Section 2.6(c) of the Agreement:

"(c) Other than as set forth in Section 14, Purdue and its Affiliates will not, during the Term of this Agreement, make or cause to be made or Distribute or cause to be Distributed another once-daily tramadol product for the Territory; provided, however, if Purdue enters into an agreement pursuant to Section 2.1, then this Section 2.6(c) will not apply to prohibit the agreement(s) contemplated in Section 2.1. For greater certainty, in no event will Purdue be entitled to Distribute any other once-daily tramadol product for the Territory during the Term of the Agreement other than the Licensed Product or Authorized Generic."

C. Miscellaneous.

1. Except as expressly provided in this First Amendment, the Agreement and all provisions thereof in effect as of the date hereof will continue in full force and effect without any modification or amendment.

2. On and after the date hereof, each reference in the Agreement to "this Agreement", "hereof", "herein", "herewith", "hereunder" and words of similar import will, unless otherwise stated, be construed to refer to the Agreement as amended hereby. No reference to this First Amendment need be made in any instrument or document at

any time referring to the Agreement, a reference to the Agreement in any such instrument or document to be deemed to be a reference to the Agreement as amended hereby.

3. This First Amendment may be executed in counterparts, each of which when so executed and delivered will constitute an original, and all of which together will constitute one and the same instrument.

4. In the event of any conflict between this First Amendment and the Agreement, the terms of this First Amendment will control.

5. This First Amendment will come into force concurrently with the payment by Purdue of the up-front payment of $20,000,000 made pursuant to Section 10.1 of the Agreement, deposited into LEL's bank account as communicated to Purdue by Purdue's bank in writing.

6. The terms of this First Amendment will not be publicly announced or disclosed by either Party without the express prior written consent of the other Party, which consent will not be unreasonably withheld. This provision will not preclude a Party from making disclosures required by Applicable Laws (including disclosure requirements under federal or state securities laws, TSX or any stock exchange requirements, or otherwise), in which event the disclosing Party will give the other Party reasonable advance notice of at least two business days to review and comment on such disclosure. The disclosing Party will use commercially reasonable efforts to obtain confidential treatment of any such information that is required to be disclosed by Applicable Laws.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this First Amendment by their duly authorized representatives effective the date first written above.

LABOPHARM EUROPE LIMITED

By: James Howard Tripp
Chairman

PURDUE PHARMA PRODUCTS L.P.

By: Purdue Pharma Inc., its general partner

By: Michael Friedman
President and Chief Executive Officer